

Genco Shipping & Trading Limited

2025 Annual Report



2025 Financial & Corporate Information

The contents of this 2025 Annual Report, other than the Performance Graph, have been excerpted from our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on February 18, 2026 (the "Form 10-K"). Such contents speak only as of the date of the Form 10-K. For updated information, please refer to our subsequent filings with the SEC, including our reports on Form 10-Q and Form 8-K.

A copy of the Form 10-K filed with the SEC is available without charge upon written request to Peter Allen, Genco Shipping & Trading Limited, 299 Park Avenue, 12th Floor, New York, NY 10171 or by calling (646) 443-8550.

BUSINESS

OVERVIEW

General

We are a New York City-based pure-play drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, bauxite, steel products and other drybulk cargoes along worldwide shipping routes. After the expected delivery of two Newcastlemax vessels during March 2026 that we have agreed to acquire, our fleet will consist of 45 drybulk vessels, including two Newcastlemax and 17 Capesize vessels and 15 Ultramax and 11 Supramax vessels with an aggregate carrying capacity of approximately 5,044,000 deadweight tons ("dwt") and an average age of 12.7 years..

See page 5 in the Form 10-K for a table of our current fleet.

Our approach towards fleet composition is to own a high-quality fleet of vessels that focuses on Newcastlemax, Capesize, Ultramax and Supramax vessels. Newcastlemax and Capesize vessels represent our major bulk vessel category, while Ultramax and Supramax vessels represent our minor bulk vessel category. Our major bulk vessels are primarily used to transport iron ore, coal and bauxite, while our minor bulk vessels are primarily used to transport grains, steel products and other drybulk cargoes such as cement, scrap, fertilizer, nickel ore, salt and sugar. This approach of owning ships that transport both major and minor bulk commodities provide us with exposure to a wide range of drybulk trade flows.

We employ an active commercial strategy which consists of a global team located in the U.S., Denmark and Singapore. Overall, we utilize a portfolio approach to revenue generation through a combination of short-term, spot market employment, index-linked time charters as well as opportunistically booking longer-term fixed-rate coverage or contracts of affreightment depending on market conditions and management's outlook. Our fleet deployment strategy currently is weighted towards short-term fixtures, which provides us with optionality on our sizeable fleet.

Our approach to capital allocation focuses on three key factors:

- Compelling quarterly dividends,
- Low financial leverage, and
- Accretive growth and renewal of our fleet

Since 2021, we have executed this strategy by reducing our debt by $249.2 million cumulatively through December 31, 2025 while expanding our core Capesize and Ultramax fleet. This has resulted in a debt balance of $200 million as of December 31, 2025, a 55% reduction from January 1, 2021 levels. These actions have enabled us to further reduce our cash flow breakeven rate positioning us to pay sizeable quarterly dividends across diverse market environments.

In addition to the $55.5 million of cash on our balance sheet as of December 31, 2025, we have undrawn revolver availability of $400 million, bringing our current total liquidity to $455.5 million.

On July 10, 2025, we entered into a fifth amendment to amend, extend and upsize our existing $500 Million Revolver. The amended structure consists of a $600 million revolving credit facility (the "$600 Million Revolver") which can be utilized to support growth of our asset base, as well as general corporate purposes. The maturity date was extended from November 29, 2028 to July 10, 2030.

Including the $0.50 dividend for the fourth quarter of 2025, we have declared 26 consecutive quarterly dividends, which total $7.565 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our results of operations and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and notes thereto included in Item 8 – Financial Statements and Supplementary Data.

The MD&A generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 21, 2025.

We are a Marshall Islands company that transports iron ore, coal, grain, bauxite, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. After the expected delivery of two Newcastlemax vessels during March 2026 that we have agreed to acquire, our fleet will consist of 45 drybulk vessels, including two Newcastlemax and 17 Capesize vessels and 15 Ultramax and 11 Supramax vessels with an aggregate carrying capacity of approximately 5,044,000 deadweight tons ("dwt") and an average age of approximately 12.7 years, pro forma for agreed-upon acquisitions. We seek to deploy our vessels on time charters, spot market voyage charters, spot market-related time charters or in vessel pools trading in the spot market, to reputable charterers. The majority of the vessels in our current fleet are presently engaged under time charter, spot market voyage charters and spot market-related time charters that expire (assuming the option periods in the time charters are not exercised) between February 2026 and March 2027.

See page 5 in the Form 10-K for a table of our current fleet.

IMO 2023 Compliance Requirements

The International Maritime Organization ("IMO") implemented two key measures to enhance energy efficiency in international shipping with effect from January 2023 which are as follows:

- Energy Efficiency Existing Ship Index ("EEXI"): Requires vessels of 400 gross tonnage and above which were already in operation at the time the regulation entered force to meet specific minimum energy efficiency standards.

- Carbon Intensity Indicator ("CII"): Mandates ships of 5,000 gross tonnage and above to annually report their carbon intensity against a gradually more stringent target trajectory. Vessels receive ratings from A (best) to E (worst) and must implement corrective action plans if poorly rated.

These requirements are discussed above under "Item 1 – Environmental and Other Regulations – Air Emissions."

Revised IMO GHG Strategy

In July 2023, the IMO adopted an updated greenhouse gas ("GHG") strategy, setting forth the following targets:

- Reduce total annual GHG emissions from shipping by at least 20%, striving for 30%, by 2030 compared to 2008 levels,
- Achieve at least a 70% reduction, striving for 80%, by 2040,
- Reach net-zero GHG emissions by around 2050.

These requirements are discussed above under "Item 1 – Environmental and Other Regulations – Greenhouse Gas Regulations."

Vessel Acquisitions and Sales

Acquisitions

On November 15, 2025, we entered into agreements to acquire two 2020-built 208,000 dwt scrubber-fitted Newcastlemax vessels for a total purchase price of $145.5 million. We drew down $30 million on our $600 Million Revolver on November 20, 2025 in part to fund the $14.6 million deposit made on November 24, 2025, which is being held in an escrow account until we take delivery of the vessels. We expect to take delivery of these two vessels during March 2026 and we expect to fund the remainder of the purchase price with cash on hand and a drawdown on our $600 Million Revolver.

On July 10, 2025, we entered into an agreement to acquire a vessel that was renamed the Genco Courageous, a 2020-built, 182,000 dwt scrubber-fitted Capesize vessel, for a purchase price of $63.6 million. The vessel was delivered on October 15, 2025. We drew down $10 million on our $500 Million Revolver on June 26, 2025 in part to fund the $6.4 million deposit made on July 23, 2025. For the remainder of the purchase price, we drew down $60 million on our $600 Million Revolver on September 16, 2025 to finance the purchase.

On October 3, 2024, we entered into an agreement to acquire the Genco Intrepid, a 2016-built, 180,000 dwt Capesize vessel, for a purchase price of $47.5 million. The vessel was delivered on October 23, 2024. We drew down $20 million on our $500 Million Revolver during the fourth quarter of 2024 and utilized cash on hand to finance the purchase.

Sales

In order to opportunistically renew our fleet, we agreed to divest three older, less fuel efficient vessels with their third special survey due in 2024. We completed the sale of three of our Capesize vessels, the Genco Commodus, the Genco Claudius and the Genco Maximus, on February 7, 2024, April 22, 2024 and April 2, 2024, respectively.

Additionally, on July 5, 2024 we completed the sale of the Genco Warrior, a 2005-built Supramax vessel, and on October 4, 2024 we completed the sale of the Genco Hadrian, a 2008-built Capesize vessel.

We will continue to seek opportunities to renew our fleet going forward.

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, chartered-in days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2025 and 2024 on a consolidated basis.

	For the Year Ended December 31,		Increase	% Change
	2025	**2024**	**(Decrease)**	
Fleet Data:				
Ownership days (1)				
Capesize	5,917.9	6,079.3	(161.4)	(2.7)%
Panamax	—	—	—	— %
Ultramax	5,475.0	5,490.0	(15.0)	(0.3)%
Supramax	4,015.0	4,212.3	(197.3)	(4.7)%
Total	15,407.9	15,781.6	(373.7)	(2.4)%
Chartered-in days (2)				
Capesize	—	—	—	— %
Panamax	—	66.2	(66.2)	(100.0)%
Ultramax	385.8	271.7	114.1	42.0 %
Supramax	161.6	193.4	(31.8)	(16.4)%
Total	547.4	531.3	16.1	3.0 %
Available days (owned & chartered-in fleet) (3)				
Capesize	5,221.5	5,785.7	(564.2)	(9.8)%
Panamax	—	66.2	(66.2)	(100.0)%
Ultramax	5,700.1	5,527.8	172.3	3.1 %
Supramax	3,863.6	4,175.6	(312.0)	(7.5)%
Total	14,785.2	15,555.3	(770.1)	(5.0)%
Available days (owned fleet) (4)				
Capesize	5,221.5	5,785.7	(564.2)	(9.8)%
Panamax	—	—	—	— %
Ultramax	5,314.3	5,256.1	58.2	1.1 %
Supramax	3,702.0	3,982.2	(280.2)	(7.0)%
Total	14,237.8	15,024.0	(786.2)	(5.2)%
Operating days (5)				
Capesize	5,146.2	5,707.6	(561.4)	(9.8)%
Panamax	—	66.2	(66.2)	(100.0)%
Ultramax	5,650.9	5,476.8	174.1	3.2 %
Supramax	3,851.6	4,105.4	(253.8)	(6.2)%
Total	14,648.7	15,356.0	(707.3)	(4.6)%
Fleet utilization (6)				
Capesize	97.5 %	95.1 %	2.4 %	2.5 %
Panamax	— %	100.0 %	(100.0)%	(100.0)%
Ultramax	98.7 %	98.5 %	0.2 %	0.2 %
Supramax	99.1 %	96.9 %	2.2 %	2.3 %
Fleet average	98.4 %	96.8 %	1.6 %	1.7 %

	For the Year Ended December 31,		Increase	
	2025	2024	(Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent (7)				
Capesize	$ 19,210	$ 26,699	$ (7,489)	(28.0)%
Panamax	—	—	—	— %
Ultramax	13,966	15,089	(1,123)	(7.4)%
Supramax	12,477	13,338	(861)	(6.5)%
Fleet average	15,502	19,107	(3,605)	(18.9)%
Major bulk vessels	19,210	26,699	(7,489)	(28.0)%
Minor bulk vessels	13,355	14,351	(996)	(6.9)%
Daily vessel operating expenses (8)				
Capesize	$ 6,725	$ 7,001	$ (276)	(3.9)%
Panamax	—	—	—	— %
Ultramax	6,026	5,800	226	3.9 %
Supramax	6,415	6,461	(46)	(0.7)%
Fleet average	6,395	6,440	(45)	(0.7)%

(1) Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) Chartered-in days. We define chartered-in days as the aggregate number of days in a period during which we chartered-in third party vessels.

(3) Available days (owned and chartered-in fleet). We define available days as the number of our ownership days and chartered-in days less the aggregate number of days that our vessels are off-hire due to familiarization upon acquisition, repairs or repairs under guarantee, vessel upgrades or special surveys. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4) Available days (owned fleet). We define available days for the owned fleet as available days less chartered-in days.

(5) Operating days. We define operating days as the number of our total available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6) Fleet utilization. We calculate fleet utilization as the number of our operating days during a period divided by the number of ownership days plus chartered-in days less drydocking days.

(7) Time Charter Equivalent ("TCE"). We define TCE rates as our voyage revenues less voyage expenses, charter-hire expenses, and realized gains or losses on fuel hedges, divided by the number of the available days of our owned fleet during the period. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

| | Entire Fleet | | Major Bulk | | Minor Bulk | |
| | For the Year Ended December 31, | | For the Year Ended December 31, | | For the Year Ended December 31, | |
	2025	2024	2025	2024	2025	2024
Voyage revenues (in thousands)	$ 342,054	$ 423,016	$ 160,236	$ 224,250	$ 181,818	$ 198,766
Voyage expenses (in thousands)	115,321	126,960	59,932	69,763	55,389	57,197
Charter hire expenses (in thousands)	5,958	9,069	—	—	5,958	9,069
Realized (loss) gain on fuel hedges (in thousands)	(60)	78	—	—	(60)	78
	220,715	287,065	100,304	154,487	120,411	132,578
Total available days for owned fleet	14,238	15,024	5,222	5,786	9,016	9,238
Total TCE rate	$ 15,502	$ 19,107	$ 19,210	$ 26,699	$ 13,355	$ 14,351

_____

(8) <u>Daily vessel operating expenses</u>. We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following tables represent the operating data and certain balance sheet and other data as of and for the years ended December 31, 2025 and 2024 on a consolidated basis.

	For the Years Ended December 31,			
	2025	**2024**	**Change**	**% Change**
Income Statement Data:				
(U.S. Dollars in thousands, except for per share amounts)				
Revenue:				
Voyage revenues	$ 342,054	$ 423,016	$ (80,962)	(19.1)%
Total revenues	342,054	423,016	(80,962)	(19.1)%
Operating Expenses:				
Voyage expenses	115,321	126,960	(11,639)	(9.2)%
Vessel operating expenses	98,541	101,638	(3,097)	(3.0)%
Charter hire expenses	5,958	9,069	(3,111)	(34.3)%
General and administrative expenses (inclusive of nonvested stock amortization expense of $7,046 and $5,850, respectively)	30,755	29,136	1,619	5.6 %
Technical management expenses	5,198	4,643	555	12.0 %
Depreciation and amortization	76,230	68,666	7,564	11.0 %
Impairment of vessel assets	651	6,595	(5,944)	(90.1)%
Net gain on sale of vessels	—	(16,468)	16,468	(100.0)%
Other operating expense	1,930	5,728	(3,798)	(66.3)%
Total operating expenses	334,584	335,967	(1,383)	(0.4)%
Operating income	7,470	87,049	(79,579)	(91.4)%
Other expense, net	(11,985)	(10,553)	(1,432)	13.6 %
Net (loss) income	(4,515)	76,496	(81,011)	(105.9)%
Less: Net (loss) income attributable to noncontrolling interest	(149)	95	(244)	(256.8)%
Net (loss) income attributable to Genco Shipping & Trading Limited	(4,366)	76,401	(80,767)	(105.7)%
Net (loss) earnings per share-basic	$ (0.10)	$ 1.77	$ (1.87)	(105.6)%
Net (loss) earnings per share-diluted	$ (0.10)	$ 1.75	$ (1.85)	(105.7)%
Weighted average common shares outstanding-basic	43,373,304	43,054,459	318,845	0.7 %
Weighted average common shares outstanding-diluted	43,373,304	43,650,499	(277,195)	(0.6)%

	For the Years Ended December 31,			
	2025	**2024**	**Change**	**% Change**
Balance Sheet Data:				
(U.S. Dollars in thousands, at end of period)				
Cash, including restricted cash	$ 55,540	$ 44,005	$ 11,535	26.2 %
Total assets	1,138,108	1,056,602	81,506	7.7 %
Total debt (long-term, net of deferred financing fees)	189,080	82,175	106,905	130.1 %
Total equity	897,820	928,228	(30,408)	(3.3)%
Other Data:				
(U.S. Dollars in thousands)				
Net cash provided by operating activities	$ 31,890	$ 126,849	$ (94,959)	(74.9)%
Net cash (used in) provided by investing activities	(91,571)	47,848	(139,419)	(291.4)%
Net cash provided by (used in) financing activities	71,216	(177,549)	248,765	(140.1)%
EBITDA (1)	$ 82,640	$ 155,386	$ (72,746)	(46.8)%

(1) EBITDA represents net (loss) income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain

investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP (i.e., non-GAAP measure) and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our Consolidated Statements of Cash Flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

	For the Year Ended December 31,	
	2025	2024
Net (loss) income attributable to Genco Shipping & Trading Limited	$ (4,366)	$ 76,401
Net interest expense	10,776	10,319
Income tax expense	—	—
Depreciation and amortization	76,230	68,666
EBITDA (1)	$ 82,640	$ 155,386

Results of Operations

VOYAGE REVENUES-

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate, the type of fixture our vessels are chartered on (spot market voyage charters or fixed rate time charters), and the amount of daily charterhire or freight rates that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;

- our decisions relating to vessel acquisitions and disposals;

- the amount of time that we spend positioning our vessels;

- the amount of offhire time that our vessels spend in repositioning for and undergoing drydock repairs, which was higher during 2025 due to a greater number of scheduled drydockings;

- maintenance and upgrade work;

- the age, condition and specifications of our vessels;

- levels of supply and demand in the drybulk shipping industry; and

- other factors affecting spot market charter rates for drybulk carriers.

During 2025, voyage revenues decreased by $80.9 million, or 19.1%, to $342.1 million as compared to $423.0 million during 2024. The decrease in voyage revenues was primarily due to lower rates earned by our major and minor bulk vessels, the operation of a smaller fleet and additional drydocking days during 2025. During 2025, the drybulk freight market experienced a softer first half of the year before strengthening in the second half of the year driven by record Brazilian iron ore exports, improved coal shipments to China and strong Chinese commodity demand. At the beginning of 2026, freight rates have been impacted by various seasonal factors, including weather related disruptions affecting seaborne cargo availability, the frontloaded nature of the newbuilding orderbook, and the timing of the Chinese New Year. These factors have impacted the supply and demand balance leading to reduced freight rates relative to levels seen at the end of 2025; however, freight rates are at firm levels for this time of year.

The average Time Charter Equivalent, or TCE rate, of our overall fleet decreased by 18.9% to $15,502 a day during 2025 from $19,107 a day during 2024. The TCE for our major bulk vessels decreased by 28.0% from $26,699 a day during 2024 to $19,210 a day during 2025. This decrease was primarily a result of lower rates achieved by our Capesize vessels. The TCE for our minor bulk vessels decreased by 6.9% from $14,351 a day during 2024 to $13,355 a day during 2025 primarily a result of lower rates achieved by our Ultramax and Supramax vessels.

Total ownership days decreased from 15,781.6 days during 2024 to 15,407.9 days during 2025 due to the sale of four Capesize vessels and one Supramax vessel during 2024, partially offset by the delivery of one Capesize vessel during the fourth quarter of 2024 and one Capesize vessel during the fourth quarter of 2025. Fleet utilization increased from 96.8% during 2024 to 98.4% during 2025.

Please see pages 7 - 8 for a table that sets forth information about the current employment of the vessels in our fleet.

VOYAGE EXPENSES-

In time charters and spot market-related time charters, operating costs including crews, maintenance and insurance, which are recorded as part of vessel operating expenses, are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. These expenses are borne by the Company during spot market voyage charters. There are certain other non-specified voyage expenses such as commissions which are typically borne by us. Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot market voyage charters because these expenses are for the account of the vessel owner. At the inception of a time charter, we record the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Voyage expenses also include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement. Additionally, we may record lower of cost and net realizable value adjustments to re-value the bunker fuel on a quarterly basis for certain time charter agreements where the inventory is subject to gains and losses. Refer to Note 2 — Summary of Significant Accounting Policies in our Consolidated Financial Statements.

Voyage expenses were $115.3 million and $127.0 million during 2025 and 2024, respectively. This decrease was primarily due to lower bunker consumption on our Capesize vessels due to additional drydocking days during 2025 as well lower bunker prices. Additionally, there was a decrease in bunker consumption during short-term time charters pursuant to the terms of the time charter agreement during 2025 as compared to 2024.

VESSEL OPERATING EXPENSES-

Vessel operating expenses decreased by $3.1 million from $101.6 million during 2024 to $98.5 million during 2025. This decrease was primarily due to the operation of a smaller fleet.

Average daily vessel operating expenses ("DVOE") for our fleet decreased marginally to $6,395 per vessel per day during 2025 from $6,440 per vessel per day during 2024, primarily due to the timing of purchase of stores, lower insurance costs and lower repairs and maintenance expenses, partially offset by higher crew costs and the timing of the purchase of spares.

Our vessel operating expenses increase to the extent our fleet expands. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. Crew costs on our vessels could increase in the future due to higher wages as a result of the potential impact of the war in Ukraine, the Israel-Hamas war, and the Houthi conflict in the Red Sea, and other conflicts in the Middle East or Venezuela, among other potential macroeconomic events, are unpredictable, and the actual amount of DVOE could be higher or lower than budgeted as a result.

Based on estimates provided by GSSM, our DVOE budget for the full year of 2026 is expected to be $6,500 per vessel per day. The potential impacts of various macroeconomic events, including but not limited to the war in Ukraine, the Israel-Hamas war, the Houthi conflict in the Red Sea, and other conflicts in the Middle East or Venezuela, are unpredictable, and the actual amount of our DVOE could be higher or lower than budgeted as a result.

CHARTER HIRE EXPENSES-

Charter hire expenses decreased by $3.1 million from $9.1 million during 2024 to $6.0 million during 2025. The decrease was primarily due to a decrease in hire rates, partially offset by an increase in chartered-in days.

GENERAL AND ADMINISTRATIVE EXPENSES-

We incur general and administrative expenses which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, operating lease expense, legal, auditing and other professional expenses. General and administrative expenses include nonvested stock amortization expense which represents the amortization of stock-based compensation that has been issued to our Directors and employees pursuant to the 2015 Equity Incentive Plan. Refer to Note 17 — Stock-Based Compensation in our Consolidated Financial Statements. General and administrative expenses also include legal and professional fees associated with our credit facilities, which are not capitalizable to deferred financing costs. We also incur general and administrative expenses for our overseas offices located in Singapore and Copenhagen.

General and administrative expenses increased by $1.7 million from $29.1 million during 2024 to $30.8 million during 2025. The increase was primarily due to higher nonvested stock amortization expense and higher legal and professional fees.

TECHNICAL MANAGEMENT EXPENSES-

Technical management expenses include the direct costs incurred by GSSM for the technical management of the vessels under its management. Technical management fees were $5.2 million and $4.6 million during 2025 and 2024, respectively. The variance was due to the timing of expenses during the year.

DEPRECIATION AND AMORTIZATION-

We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value.

Depreciation and amortization expenses increased by $7.5 million from $68.7 million during 2024 to $76.2 million during 2025. This increase was primarily due to an increase in drydocking amortization expense for certain vessels that completed their respective drydockings during 2024 and 2025. Additionally, there was an increase in vessel depreciation expense for the Genco Intrepid and Genco Courageous which were delivered during the fourth quarter of 2024 and 2025, respectively, partially offset by a decrease in vessel depreciation for the Genco Warrior and Genco Hadrian which were sold during the second half of 2024.

IMPAIRMENT OF VESSEL ASSETS-

Impairment of vessels assets decreased by $5.9 million from $6.6 million during 2024 to $0.7 million during 2025. During 2025, we recorded $0.7 million of impairment of vessel assets related to the loss on disposal of replaced equipment on certain vessels. During 2024, were recorded $6.6 million of impairment of vessel assets that included $5.6 million impairment losses for the Genco Hadrian, a Capesize vessel, which was impaired during the second quarter of

2024. Additionally, during 2024, we recorded $1.0 million of losses related to the disposal of replaced equipment on certain vessels.

Refer to Note 2 — Summary of Significant Accounting Policies in our Consolidated Financial Statements for further information regarding the impairment of the vessels.

NET GAIN ON SALE OF VESSELS-

During 2024, we recorded a net gain on sale of vessels of $16.5 million related primarily to the gains on the sale of the Genco Warrior, the Genco Claudius and the Genco Maximus partially offset by losses on the sale of the Genco Commodus and the Genco Hadrian. There were no vessel sales during 2025.

Refer to Note 5 — Vessel Acquisitions and Dispositions in our Consolidated Financial Statements for further information regarding the sale of these vessels.

OTHER OPERATING EXPENSE-

Other operating expense of $1.9 million and $5.7 million recorded during 2025 and 2024, respectively, consists of costs incremental to routine expenses that were incurred related to our 2026 Annual Meeting of Shareholders and our 2024 Annual Meeting of Shareholders, respectively.

OTHER (EXPENSE) INCOME-

INTEREST EXPENSE-

Interest expense decreased by $1.0 million from $13.3 million during 2024 to $12.3 million during 2025. Interest expense during 2025 and 2024 consisted primarily of interest expense under our credit facilities and amortization of deferred financing costs for those facilities. The decrease was primarily due to lower outstanding debt during 2025 as compared to 2024, as well as lower interest rates. This decrease was partially offset by an increase in interest expense as a result of lower settlement payments received under our interest rate cap agreements due to the expiration of these agreements during the first quarter of 2024. There were no interest rate cap agreements during the twelve months ended December 31, 2025. Refer to Note 8 — Debt in the Consolidated Financial Statements for information regarding our credit facilities.

INTEREST INCOME-

Interest income decreased by $1.5 million from $3.0 million during 2024 to $1.5 million during 2025 primarily due to lower interest income earned on our cash and cash equivalents.

LOSS ON DEBT EXTINGUISHMENT –

During 2025, we recorded $0.7 million related to the loss on the extinguishment of debt as a result of the refinancing of the $500 Million Revolver with the $600 Million Revolver on July 10, 2025. Refer to in Note 8 — Debt in our Consolidated Financial Statements.

OTHER EXPENSE-

Other expense was $0.5 million and $0.2 million during 2025 and 2024, respectively.

NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST –

During 2025 and 2024, net (loss) income attributable to noncontrolling interest was ($0.1) million and $0.1 million, respectively, which is associated with the net (loss) income attributable to the noncontrolling interest of GSSM.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flow from operations, cash on hand, equity offerings and credit facility borrowings. We currently use our funds primarily for the acquisition of vessels, fleet renewal, drydocking for our vessels, payment of dividends, debt repayments and satisfying working capital requirements as may be needed to support our business. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash utilized in operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

We believe, given our current cash holdings and undrawn revolver availability, if drybulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $55.5 million as of December 31, 2025 in addition to the $400 million availability under the $600 Million Revolver as of December 31, 2025, which compares to a minimum liquidity requirement under our credit facility of approximately $21.5 million as of December 31, 2025. Given anticipated capital expenditures related to drydockings and fuel efficiency upgrade costs of $35.1 million and $33.2 million during 2026 and 2027, respectively, the $131.0 remining payment for the purchase of the two Newcastlemax vessels expected to be delivered during the first quarter of 2026, as well as any quarterly dividend payments, we anticipate to continue to have significant cash expenditures. Refer to "Capital Expenditures" below for further details. However, if market conditions were to worsen significantly due to the U.S.-China trade dispute, the imposition of tariffs, the war in Ukraine, the Houthi conflict in the Red Sea, the Israel-Hamas war, other conflicts in the Middle East or Venezuela, or other causes, then our cash resources may decline to a level that may put at risk our ability to pay dividends per our capital allocation strategy or at all.

Going forward, given the nature of our revolving credit facility, we plan to actively manage our debt balance to reduce interest expense and may also opportunistically draw down debt to assist in funding accretive growth opportunities. As of December 31, 2025, there are no mandatory debt repayments due until we must repay $200 million in 2030. Nonetheless, we intend to continue to pay down debt on a voluntary basis.

As of December 31, 2025, the $600 Million Revolver contained collateral maintenance covenants that require the aggregate appraised value of collateral vessels to be at least 135% of the principal amount of the loan outstanding under such facility. If the values of our vessels were to decline as a result of the various geopolitical factors previously mentioned or otherwise, we may not satisfy this collateral maintenance requirement. If we do not satisfy the collateral maintenance requirement, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the U.S.-China trade dispute, the imposition if tariffs, the war in Ukraine, the Houthi conflict in the Red Sea, the Israel-Hamas war, other conflicts in the Middle East or Venezuela, and the trajectory of China's economic recovery and stimulus measures. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

On July 10, 2025, we entered into a fifth amendment to amend, extend and upsize our existing $500 Million Revolver and implement the $600 Million Revolver. The amended structure consists of a $600 million revolving credit facility which can be utilized to support growth of our asset base, as well as general corporate purposes. Refer to Note 8 — Debt in our Consolidated Financial Statements for further details regarding the terms of the $600 Million Revolver, which information is incorporated herein by reference.

As of December 31, 2025, we were in compliance with all financial covenants under the $600 Million Revolver.

Dividends

Under our quarterly dividend policy, the amount available for quarterly dividends is to be calculated based on the following formula:

Operating cash flow
Less: Voluntary quarterly reserve
Cash flow distributable as dividends

The amount of dividends payable under the foregoing formula for each quarter of the year will be determined on a quarterly basis.

For purposes of the foregoing calculation, operating cash flow is defined as voyage revenue less voyage expenses, charter hire expenses, realized gains or losses on fuel hedges, vessel operating expenses, general and administrative expenses other than non-cash restricted stock expenses, technical management fees, and interest expense other than non-cash deferred financing costs. Anticipated uses for the voluntary quarterly reserve include, but are not limited to, vessel acquisitions, debt prepayments and repayments, and general corporate purposes. In order to set aside funds for these purposes, the voluntary reserve will be set on a quarterly basis in the discretion of our Board and is anticipated to be based on future quarterly debt repayments and interest expense.

On February 17, 2026, we announced a quarterly dividend of $0.50 per share. Our quarterly dividend policy and declaration and payment of dividends are subject to legally available funds, compliance with applicable law and contractual obligations (including our credit facilities) and our Board's determination that each declaration and payment is at that time in the best interests of the Company and its shareholders after its review of our financial performance.

In connection with our comprehensive value strategy, we have paid down additional indebtedness under our credit facilities.

The declaration and payment of any dividend or any stock repurchase is subject to the discretion of our Board of Directors. Our Board of Directors and management continue to closely monitor market developments together with the evaluation of our quarterly dividend policy in the current market environment. The principal business factors that our Board of Directors expects to consider when determining the timing and amount of dividend payments or stock repurchases include our earnings, financial condition, and cash requirements at the time. Marshall Islands law generally prohibits the declaration and payment of dividends or stock repurchases other than from surplus. Marshall Islands law also prohibits the declaration and payment of dividends or stock repurchases while a company is insolvent or would be rendered insolvent by the payment of such a dividend or such a stock repurchase. Heightened economic uncertainty and the potential for renewed drybulk market weakness as a result of the war in Ukraine, the Israel-Hamas war, the Houthi conflict in the Red Sea, other conflicts in the Middle East or Venezuela, and related economic conditions may result in our suspension, reduction, or termination of future quarterly dividends.

U.S. Federal Income Tax Treatment of Dividends

<u>U.S. Holders</u>

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or any other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a limited liability company, holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common stock, you are encouraged to consult your tax advisor. A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder is referred to below as a "Non-U.S. Holder."

Subject to the discussion of passive foreign investment company (PFIC) status on pages 36 - 37 of this report, any distributions made by us to a U.S. Holder with respect to our common shares generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares (determined on a share-by-share basis), and thereafter as capital gain. U.S. Holders that own at least 10% of our shares may be able to claim a dividends-received-deduction and should consult their tax advisors.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a "non-corporate U.S. Holder," will generally be treated as "qualified dividend income" that is taxable to such non-corporate U.S. Holder at preferential tax rates, provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are, or will be); (3) the non-corporate U.S. Holder's holding period of our common shares includes more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend; and (4) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A non-corporate U.S. Holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. Holders also may be required to pay a 3.8% surtax on all or part of such holder's "net investment income," which includes, among other items, dividends on our shares, subject to certain limitations and exceptions. Investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of our shares.

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) we are 50% or more owned, by vote or value, by U.S. Holders and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year divided by the total amount of our earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend" — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of our common shares — paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Tax Consequences if We Are a Passive Foreign Investment Company

As discussed in "U.S. tax authorities could treat us as a 'passive foreign investment company,' which could have adverse U.S. federal income tax consequences to U.S. shareholders" in Item 1.A Risk Factors in this report, a foreign corporation generally will be treated as a PFIC for U.S. federal income tax purposes if, after applying certain look through rules, either (1) at least 75% of its gross income for any taxable year consists of "passive income" or (2) at least 50% of the average value or adjusted bases of its assets (determined on a quarterly basis) produce or are held for the production of passive income, i.e., "passive assets." As discussed above, we do not believe that our past or existing operations would cause, or would have caused, us to be deemed a PFIC with respect to any taxable year. No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, there can be no assurance that we will not become a PFIC in any future taxable year because the PFIC test is an annual test, there are uncertainties in the application of the PFIC rules, and although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future taxable years.

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder owns shares of our common stock (and regardless of whether we remain a PFIC for subsequent taxable years), the tax consequences to such a U.S. holder upon the receipt of distributions in respect of such shares that are treated as "excess distributions" would differ from those described above. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. Holder in respect of the common shares during the preceding three taxable years, or if shorter, during the U.S. Holder's holding period prior to the taxable year of the distribution. The distributions that are excess distributions would be allocated ratably over the U.S. Holder's holding period for the common shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the U.S. Holder for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the distribution cannot be offset by net operating losses. As an alternative to such tax treatment, a U.S. Holder may make a "qualified electing fund" election or "mark to market" election, to the extent available, in which event different rules would apply. The U.S. federal income tax consequences to a U.S. Holder if we were to be classified as a PFIC are complex. A U.S. Holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she is eligible to and should make either of the elections described above.

Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax on dividends received from us on our common shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States ("effectively connected income") (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.). Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner discussed above relating to taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our common shares.

Dividends paid on our common shares to a non-corporate U.S. Holder may be subject to U.S. federal backup withholding tax if the non-corporate U.S. Holder:

- fails to provide us with an accurate taxpayer identification number;

- is notified by the IRS that they have become subject to backup withholding because they previously failed to report all interest and dividends required to be shown on their federal income tax returns; or
- fails to comply with applicable certification requirements.

A holder that is not a U.S. Holder or a partnership may be subject to U.S. federal backup withholding with respect to such dividends unless the holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption therefrom. Backup withholding tax is not an additional tax. Holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed their income tax liability by timely filing a refund claim with the IRS.

You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local, or foreign law from the payment of dividends on our common stock.

Cash Flows

Net cash provided by operating activities for the years ended December 31, 2025 and 2024 was $31.9 million and $126.8 million, respectively. This decrease in cash provided by operating activities was primarily due to lower rates earned by our major and minor bulk vessels, as well as changes in working capital. Additionally, there was an increase in drydocking costs incurred during 2025 as compared to 2024.

Net cash (used in) provided by investing activities during the years ended December 31, 2025 and 2024 was ($91.6) million and $47.8 million, respectively. This fluctuation was primarily a result of $103.4 million of net proceeds from the sale of the Genco Commodus, the Genco Claudius, the Genco Maximus, the Genco Warrior and the Genco Hadrian during 2024. Additionally, there was a $35.6 million increase in the purchase of vessel assets due to the purchase of the Genco Courageous that was delivered on October 15, 2025, as well as deposits made for two Newcastlemax vessels that we agreed to purchase on November 15, 2025, as compared to the purchase of the Genco Intrepid that was delivered on October 23, 2024.

Net cash provided by (used in) financing activities during the years ended December 31, 2025 and 2024 was $71.2 million and ($177.5) million, respectively. On July 10, 2025, the $500 Million Revolver was refinanced with the $600 Million Revolver. As part of the debt modification, $15.3 million was settled amongst the lenders of the $500 Million Revolver and $600 Million Revolver. The fluctuation is primarily due to a $130.0 million decrease in debt repayments made under our $500 Million Revolver during 2025 as compared to 2024. Additionally, during 2025, the Company made drawdowns of $100.0 million and $10.0 million on the $600 Million Revolver and the $500 Million Revolver, respectively, as compared to $20.0 million on the $500 Million Revolver during 2024. Additionally, there was a $34.7 million decrease in the payment of dividends during 2025 as compared to 2024. These decreases were partially offset by a $5.9 million increase in the payment of deferred financing costs during 2025 related to the $600 Million Revolver.

Credit Facilities

On July 10, 2025, the Company entered into a fifth amendment to amend, extend and upsize its existing $500 Million Revolver. The amended structure consists of a $600 million revolving credit facility (the "$600 Million Revolver") which can be utilized to support growth of its asset base, as well as general corporate purposes. The $100 million debt outstanding under the $500 Million Revolver was transferred to the $600 Million Revolver on July 10, 2025.

Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements

During the first quarter of 2024, our last remaining interest rate cap agreement that we used to manage interest costs and the risk associated with changing interest rates expired. Such agreements cap the borrowing rate on our variable debt to provide a hedge against the risk of rising rates. At December 31, 2025, the total notional principal amount of the interest rate cap agreements was $0.

Refer to the table in Note 9 — Derivative instruments of our Consolidated Financial Statements for further information.

As part of our business strategy, we may enter into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. In determining the fair value of interest rate derivatives, we consider the creditworthiness of both the counterparty and ourselves, which has not changed significantly and has no effect on the valuation. Valuations prior to any adjustments for credit risk would be validated by comparison with counterparty valuations. Amounts would not and should not be identical due to the different modeling assumptions. Any material differences would be investigated.

As part of our business strategy, we may also enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage our exposure to the charter market risks relating to the deployment of our vessels. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Upon settlement, if the contracted charter rate is less than the average of the rates (as reported by an identified index) for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate multiplied by the number of days in the specific period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2025 and 2024.

Interest Rates

The effective interest rate for the years ended December 31, 2025 and 2024 include interest rates associated with the interest expense for our various credit facilities, including the following: the $600 Million Revolver and the $500 Million Revolver (until the $500 Million Revolver was amended to become the $600 Million Revolver on July 10, 2025).

The effective interest rate for the aforementioned credit facilities, including the cost associated with unused commitment fees, if applicable, was 8.27% and 9.08% during 2025 and 2024, respectively. The effective interest rate does not include the effect of any interest rate cap agreements. The interest rate on the debt, excluding unused commitment fees and any interest rate cap agreements, ranged from 5.53% to 6.24% and 6.24% to 7.24% during 2025 and 2024, respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. After the expected delivery of two Newcastlemax vessels we have agreed to acquire, our fleet will consist of 45 drybulk vessels, including two Newcastlemax,17 Capesize vessels, 15 Ultramax and 11 Supramax vessels.

As previously announced, we have implemented a fuel efficiency upgrade program for certain of our vessels in an effort to generate fuel savings and increase the future earnings potential for these vessels. The upgrades have been successfully installed during previous drydockings.

The future estimated expenditures are included in the table below.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to special surveys and drydockings for our fleet.

We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessel assets and vessel equipment, ballast water treatment systems ("BWTS") costs, fuel efficiency upgrades and scheduled off-hire days for our fleet through 2027 to be:

Year	Estimated Drydocking Costs	Estimated BWTS Costs	Estimated Fuel Efficiency Upgrade Costs	Estimated Off-hire Days
		(U.S. dollars in millions)		
2026	$ 28.9	$ 4.6	$ 1.6	463
2027	$ 32.9	$ —	$ 0.3	610

The costs reflected are estimates based on drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash on hand. These costs do not include drydock expense items that are reflected in vessel operating expenses.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

During 2025 and 2024, we incurred a total of $55.8 million and $20.6 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

We completed the drydocking of 17 of our vessels during 2025. Additionally, the drydocking for two of our vessels began during the fourth quarter of 2025 and completed during the first quarter of 2026. We estimate that 11 of our vessels will be drydocked during 2026 and 14 of our vessels will by drydocked during 2027.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our Consolidated Financial Statements included in this report.

Vessels and Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value of $400/lwt based on the 15-year average scrap value of steel. An increase in the residual value of the vessels will decrease the annual depreciation charge over the remaining useful life of the vessels. Similarly, an increase in the useful life of a drybulk vessel would also decrease the annual depreciation charge. Comparatively, a decrease in the useful life of a

drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value of each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under the heading "Impairment of long-lived assets."

During the year ended December 31, 2025, we recorded an impairment loss of $0.7 million for the loss on disposal of replaced equipment on certain vessels. During the year ended December 31, 2024, we recorded $6.6 million of impairment expense, which includes $1.0 million related to the loss on disposal of replaced equipment on certain vessels.

During the year ended December 31, 2024, we recorded an impairment loss for the Genco Hadrian, one of our Capesize vessels. The sale of the Genco Hadrian was completed on October 4, 2024. Refer to Note 2 — Summary of Significant Accounting Policies in our Consolidated Financial Statements for further information regarding the impairment recorded during the years ended December 31, 2025 and 2024.

Under our credit facility, we regularly submit to the lenders' valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our credit facility. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenant under our $600 Million Revolver as of December 31, 2025. Refer to Note 8 — Debt in our Consolidated Financial Statements for additional information. We obtained valuations for all of the vessels in our fleet pursuant to the terms of the $600 Million Revolver.

We compare the carrying value of our vessels with the vessel valuations obtained for covenant compliance purposes to determine whether an indicator of impairment is present. As of December 31, 2025, two of our Capesize vessels had carrying values that exceeded their vessel valuations, which is an indicator of impairment. As of December 31, 2024, eight of our Capesize vessels and four of our Ultramax vessels had carrying values that exceeded their vessel valuations, which is an indicator of impairment. However, based on the analysis of the anticipated undiscounted future net cash flows to be derived from each of these vessels as of December 31, 2025 and 2024, there were no impairment losses recorded for these vessels during 2025 and 2024.

The amount by which the carrying value at December 31, 2025 of two of our Capesize vessels exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $1.5 million to $2.0 million per vessel, and $3.5 million on an aggregate fleet basis. Comparatively, the amount by which the carrying value at December 31, 2024 of eight of our Capesize vessels and four of our Ultramax vessels exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $0.04 million to $6.9 million per vessel, and $38.7 million on an aggregate fleet basis. The average amount by which the carrying value of these vessels exceeded the valuation of such vessels for covenant compliance purposes was $1.8 million and $3.2 million as of December 31, 2025 and 2024, respectively. However, neither such valuation nor the carrying value in the table below reflects the value of long-term time charters, if any, related to some of our vessels.

In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value as of December 31, 2025 and 2024. Vessels have been grouped according to their collateralized status as of December 31, 2025 and does not include any vessels held for sale.

Vessels	Year Built	Year Acquired	Carrying Value (U.S. dollars in thousands) as of	
			December 31, 2025	December 31, 2024
$600 Million Revolver				
Genco Bear	2010	2010	$ 29,621	$ 30,910
Genco Wolf	2010	2010	30,129	31,303
Genco Lion	2012	2013	25,823	27,213
Genco Tiger	2011	2013	24,525	25,820
Genco Scorpion	2015	2015	19,512	20,429
Genco Mantis	2015	2015	19,686	20,663
Genco Hunter	2007	2007	6,662	7,112
Genco Aquitaine	2009	2010	7,526	7,888
Genco Ardennes	2009	2010	7,555	7,934
Genco Auvergne	2009	2010	7,586	7,947
Genco Bourgogne	2010	2010	8,105	8,522
Genco Brittany	2010	2010	8,131	8,314
Genco Languedoc	2010	2010	8,113	8,531
Genco Pyrenees	2010	2010	8,361	8,280
Genco Rhone	2011	2011	9,016	9,368
Genco Constantine	2008	2008	25,386	27,134
Genco Augustus	2007	2007	22,869	24,793
Genco London	2007	2007	23,924	25,328
Genco Titus	2007	2007	24,355	25,854
Genco Tiberius	2007	2007	22,658	24,598
Genco Hornet	2014	2014	18,197	19,177
Genco Wasp	2015	2015	18,442	19,421
Genco Endeavour	2015	2018	36,459	38,324
Genco Resolute	2015	2018	36,836	37,468
Genco Columbia	2016	2018	20,432	21,464
Genco Weatherly	2014	2018	16,524	17,427
Genco Liberty	2016	2018	38,639	40,326
Genco Defender	2016	2018	38,622	40,319
Genco Magic	2014	2020	12,659	13,258
Genco Vigilant	2015	2021	13,696	13,784
Genco Freedom	2015	2021	13,759	13,881
Genco Enterprise	2016	2021	17,377	18,187
Genco Madeleine	2014	2021	19,117	20,162
Genco Constellation	2017	2021	21,742	22,806
Genco Mayflower	2017	2021	22,081	23,165
Genco Laddey	2022	2022	26,271	27,305
Genco Mary	2022	2022	26,300	27,335
Genco Ranger	2016	2023	39,785	41,515
Genco Reliance	2016	2023	39,746	41,462
Genco Intrepid	2016	2024	47,605	47,511
Genco Courageous	2020	2025	63,552	—
Total			$ 927,384	$ 902,238
Unencumbered				
Genco Picardy	2005	2010	6,035	6,433
Genco Predator	2005	2007	5,908	6,351
Total			$ 11,943	$ 12,784
Consolidated Total			$ 939,327	$ 915,022

If we were to sell a vessel or hold a vessel for sale, and the carrying value of the vessel were to exceed its fair market value, net of costs to sell, we would record a loss in the amount of the difference. Refer to Note 2 — Summary of Significant Accounting Policies and Note 5 — Vessel Acquisitions and Dispositions in our Consolidated Financial Statements for information regarding the sale of vessel assets and the classification of vessel assets held for sale as of December 31, 2025 and 2024.

Deferred drydocking costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of deferral reflects the economics and market values of the vessels. Costs that are not related to drydocking, including routine maintenance and repairs, are expensed as incurred. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the end of the drydock.

Impairment of long-lived assets

We follow the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") subtopic 360-10, "*Property, Plant and Equipment*" ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, which may include events or changes in circumstances affecting the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel assets, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

When indicators of impairment are present and our estimate of future undiscounted cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

We determined that as of December 31, 2025, the future income streams expected to be earned by such vessels over their remaining operating lives and upon disposal on an undiscounted basis would be sufficient to recover their carrying values. As of December 31, 2025, two of our Capesize vessels had indicators of impairment and the estimated future undiscounted cash flows for those Capesize vessels exceeded each of those vessels' carrying values by a margin of approximately 34% of the carrying value. Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 12 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2025. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Specifically, we utilize the rates currently in effect for the duration of their current time charters or spot market voyage charters, without assuming additional profit sharing. For periods of time where our vessels are not fixed on time charters or spot market voyage charters, we utilize an estimated daily time charter equivalent for our vessels' unfixed days based on the most recent ten-year historical one-year time charter average. In addition, for our older vessels we evaluate the current market rate environment compared to the ten-year historical one-year time charter average and, if deemed necessary, adjust the rate to better reflect the expected future cash flows. It is reasonably possible that the estimate of undiscounted cash flows may change in the future due to changes in current rates which could adversely affect the average rates being utilized and could result in impairment of certain of our older vessels. It is also reasonably possible that vessels were not subject to impairment testing during 2025 because there was no indicator of impairment could be subject to such testing in the future.

Of the inputs that the Company uses for its impairment analysis, future charter rates are the most significant and most volatile. Based on the sensitivity analysis performed by the Company, the Company would record impairment on its vessels for time charter declines as follows:

	Percentage Decline at Which Point Impairment Would be Recorded	
	As of December 31, 2025	As of December 31, 2024
Vessel Class		
Capesize	(13.2)%	(2.8)%
Ultramax (1)	N/A	(0.8)
Supramax (1)	N/A	N/A

(1)   There were no indicators of impairment for our Ultramax and Supramax vessels at December 31, 2025 and our Supramax vessels at December 31, 2024. As such, the aforementioned vessels were not subject to impairment testing as of the dates noted.

For our impairment analysis, we utilize the ten-year historical one-year time charter average, as well as considering the current rate environment, to project future charter rates, which we believe appropriately takes into account the volatility and highs and lows of the shipping cycle. We note that the ten-year historical one-year time charter average includes historically low rates from 2016 that adversely affect the total average.

Our time charter equivalent (TCE) rates for our fiscal years ended December 31, 2025 and 2024, respectively, were above or (below) the ten-year historical one-year time charter average as of such dates as follows:

	TCE Rates as Compared with Ten-Year Historical One-Year Time Charter Average (as percentage above/(below))	
	For the Years Ended December 31,	
Vessel Class	2025	2024
Capesize	18.7 %	75.9 %
Ultramax	3.6 %	15.8 %
Supramax	2.2 %	13.0 %

The projected net operating cash flows are determined by considering the future voyage revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage and address commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and required capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $400 per light weight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will change by any significant degree. Charter rates may remain at depressed levels for a prolonged period of time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. During the first quarter of 2024, our last remaining interest rate cap agreement that we used to manage interest costs and the risk associated with changing interest rates expired. Refer to Note 9 — Derivative Instruments of our Consolidated Financial Statements.

Interest rate cap agreements cap the borrowing rate on our variable debt to provide a hedge against the risk of rising rates.

We are subject to market risks relating to changes in SOFR rates because we have significant amounts of floating rate debt outstanding. During the years ended December 31, 2025 and 2024, we were subject to the following interest rates on the outstanding debt under our credit facilities (refer to Note 8 — Debt in our Consolidated Financial Statements for effective dates and termination dates for our credit facilities outlined below):

- $500 Million Revolver

  - One-month SOFR plus 1.85% until August 1, 2024 when the applicable margin was increased from 1.85% to 1.90% pursuant to the sustainability link term of the facility. These rates were applicable until July 10, 2025 when we entered into the $600 Million Revolver.

- $600 Million Revolver

  - One-month SOFR plus 1.75% from July 10, 2025 until July 31, 2025 when the applicable margin was increased from 1.75% to 1.80% pursuant to the sustainability link term of the facility.

A 1% increase in SOFR would have resulted in an increase of $1.2 million in interest expense for the year ended December 31, 2025.

From time to time, the Company may consider derivative financial instruments such as swaps and caps or other means to protect itself against interest rate fluctuations.

Derivative financial instruments

As part of our business strategy, we may enter into interest rate swap agreements or interest rate cap agreements to manage interest costs and the risk associated with changing interest rates. During the first quarter of 2024, our last remaining interest rate cap agreement that we used to manage interest costs and the risk associated with changing interest rates expired. Refer to Note 9 — Derivative Instruments of our Consolidated Financial Statements.

The interest rate cap agreement was initially designated and qualified as a cash flow hedge. The premium paid is recognized in income on a rational basis, and all changes in the value of the caps are deferred in AOCI and are subsequently reclassified into Interest expense in the period when the hedged interest affects earnings.

Refer to the "Interest rate risk" section above for further information regarding interest rate swap agreements.

We have entered into bunker swap and forward fuel purchase agreements with the objective of reducing the risk of the effect of changing fuel prices. Our bunker swap and forward fuel purchase agreements do not qualify for hedge accounting treatment; therefore, any unrealized or realized gains or losses are recognized as other (expense) income. Refer to the "Bunker swap and forward fuel purchase agreements" section of Note 2 — Summary of Significant Accounting Policies for further information.

Currency and exchange rate risk

        The majority of transactions in the international shipping industry are denominated in U.S. Dollars. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Genco Shipping & Trading Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of Vessel Impairment Indicators – Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of vessel assets are no longer recoverable. Total Vessels, net as of December 31, 2025 were $939 million.

Possible indicators of impairment may include but not limited to events or changes in circumstances affecting the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel assets. When events or changes in circumstances exist, the Company evaluates its vessel assets for impairment by comparing undiscounted future cash flows expected to be generated over the life of each vessel asset to the respective carrying amount. If the Company's estimate of undiscounted future cash flows for any vessel asset for which indicators of impairment exist is lower than the vessel asset's carrying value, and the vessel's carrying value is greater than its fair value, the carrying value is written down, by recording a charge to operations, to the vessel asset's fair market value.

The Company makes significant assumptions to evaluate vessel assets for possible indicators of impairment. Changes in these assumptions could have a significant impact on the vessel assets identified for further analysis. For the year ended December 31, 2025 there were impairment losses of $0.7 million recorded related to the loss on disposal of replaced equipment on certain vessels.

We identified the determination of impairment indicators for vessel assets as a critical audit matter because of the significant assumptions management makes when determining whether events or changes in circumstances have occurred indicating that the carrying amounts of vessel assets may not be recoverable. This required a high degree of auditor judgment when performing audit procedures to evaluate whether management appropriately identified impairment indicators.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of vessel assets for possible indicators of impairment included the following, among others:

- We tested the effectiveness of the controls over management's identification of events or changes in circumstances that may indicate that the carrying amounts of vessel assets are no longer recoverable, including controls over management's assessment of the legal environment, the business climate, market value, extent or manner of use, and the physical condition of the vessel assets.
- We evaluated management's impairment analysis by:
  - Testing vessel assets for possible indicators of impairment, including searching for adverse asset-specific and/or market conditions.
  - Developing an independent expectation of certain impairment indicators and comparing such expectation to management's analysis.
  - Considered the consistency of the assumptions used in the impairment indicators analysis with evidence obtained in other areas of the audit. This included, among others, 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte & Touche LLP

New York, New York
February 18, 2026
We have served as the Company's auditor since 2005.

Genco Shipping & Trading Limited
Consolidated Balance Sheets as of December 31, 2025 and 2024
(U.S. Dollars in thousands, except for share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 55,540	$ 43,690
Restricted cash	—	315
Due from charterers, net of a reserve of $519 and $1,620, respectively	14,284	21,376
Prepaid expenses and other current assets	14,053	10,375
Inventories	25,187	22,234
Total current assets	109,064	97,990
Noncurrent assets:		
Vessels, net of accumulated depreciation of $372,525 and $322,807, respectively	939,327	915,022
Deposits on vessels	14,585	—
Deferred drydock, net of accumulated amortization of $29,389 and $33,610, respectively	62,389	30,048
Fixed assets, net of accumulated depreciation and amortization of $12,521 and $9,811, respectively	7,492	7,184
Operating lease right-of-use assets	5,251	6,358
Total noncurrent assets	1,029,044	958,612
Total assets	$ 1,138,108	$ 1,056,602
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 36,843	$ 34,492
Deferred revenue	8,826	4,665
Current operating lease liabilities	—	1,503
Total current liabilities:	45,669	40,660
Noncurrent liabilities:		
Long-term operating lease liabilities	5,539	5,539
Long-term debt, net of deferred financing costs of $10,920 and $7,825, respectively	189,080	82,175
Total noncurrent liabilities	194,619	87,714
Total liabilities	240,288	128,374
Commitments and contingencies (Note 18)		
Equity:		
Common stock, par value $0.01; 500,000,000 shares authorized; 43,243,165 and 42,757,895 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	432	427
Additional paid-in capital	1,465,134	1,491,032
Accumulated deficit	(569,082)	(564,716)
Total Genco Shipping & Trading Limited shareholders' equity	896,484	926,743
Noncontrolling interest	1,336	1,485
Total equity	897,820	928,228
Total liabilities and equity	$ 1,138,108	$ 1,056,602

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023

(U.S. Dollars in Thousands, Except for Earnings Per Share and Share Data)

	For the Years Ended December 31,		
	2025	2024	2023
Revenues:			
Voyage revenues	$ 342,054	$ 423,016	$ 383,825
Total revenues	342,054	423,016	383,825
Operating expenses:			
Voyage expenses	115,321	126,960	142,971
Vessel operating expenses	98,541	101,638	97,093
Charter hire expenses	5,958	9,069	9,135
General and administrative expenses (inclusive of nonvested stock amortization expense of $7,046, $5,850 and $5,530, respectively)	30,755	29,136	28,268
Technical management expenses	5,198	4,643	4,021
Depreciation and amortization	76,230	68,666	66,465
Impairment of vessel assets	651	6,595	41,719
Net gain on sale of vessels	—	(16,468)	—
Other operating expense	1,930	5,728	—
Total operating expenses	334,584	335,967	389,672
Operating income (loss)	7,470	87,049	(5,847)
Other (expense) income:			
Other expense	(531)	(234)	(396)
Interest income	1,484	2,978	2,667
Interest expense	(12,260)	(13,297)	(8,780)
Loss on debt extinguishment	(678)	—	—
Other expense, net	(11,985)	(10,553)	(6,509)
Net (loss) income	(4,515)	76,496	(12,356)
Less: Net (loss) income attributable to noncontrolling interest	(149)	95	514
Net (loss) income attributable to Genco Shipping & Trading Limited	$ (4,366)	$ 76,401	$ (12,870)
Net (loss) earnings per share-basic	$ (0.10)	$ 1.77	$ (0.30)
Net (loss) earnings per share-diluted	$ (0.10)	$ 1.75	$ (0.30)
Weighted average common shares outstanding-basic	43,373,304	43,054,459	42,766,262
Weighted average common shares outstanding-diluted	43,373,304	43,650,499	42,766,262

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Comprehensive (Loss) Income
For the Years Ended December 31, 2025, 2024 and 2023
(U.S. Dollars in Thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Net (loss) income	$ (4,515)	$ 76,496	$ (12,356)
Other comprehensive loss	—	(527)	(5,953)
Comprehensive (loss) income	$ (4,515)	$ 75,969	$ (18,309)
Less: Comprehensive (loss) income attributable to noncontrolling interest	(149)	95	514
Comprehensive (loss) income attributable to Genco Shipping & Trading Limited	$ (4,366)	$ 75,874	$ (18,823)

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Equity
For the Years Ended December 31, 2025, 2024 and 2023
(U.S. Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Genco Shipping & Trading Limited Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance — January 1, 2023	$ 423	$ 1,588,777	$ 6,480	$ (628,247)	$ 967,433	$ 876	$ 968,309
Net (loss) income				(12,870)	(12,870)	514	(12,356)
Other comprehensive loss			(5,953)		(5,953)		(5,953)
Issuance of shares due to vesting of RSUs and exercise of options, net of forfeitures	2	(2)			—		—
Cash dividends declared ($0.95 per share)		(40,884)			(40,884)		(40,884)
Nonvested stock amortization		5,530			5,530		5,530
Balance — December 31, 2023	$ 425	$ 1,553,421	$ 527	$ (641,117)	$ 913,256	$ 1,390	$ 914,646
Net income				76,401	76,401	95	76,496
Other comprehensive loss			(527)		(527)		(527)
Issuance of shares due to vesting of RSUs and exercise of options	2	(2)			—		—
Cash dividends declared ($1.57 per share)		(68,237)			(68,237)		(68,237)
Nonvested stock amortization		5,850			5,850		5,850
Balance — December 31, 2024	$ 427	$ 1,491,032	$ —	$ (564,716)	$ 926,743	$ 1,485	$ 928,228
Net loss				(4,366)	(4,366)	(149)	(4,515)
Issuance of shares due to vesting of RSUs and exercise of options, net of forfeitures	5	(5)			—		—
Cash dividends declared ($0.75 per share)		(32,939)			(32,939)		(32,939)
Nonvested stock amortization		7,046			7,046		7,046
Balance — December 31, 2025	$ 432	$ 1,465,134	$ —	$ (569,082)	$ 896,484	$ 1,336	$ 897,820

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025, 2024 and 2023
(U.S. Dollars in Thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net (loss) income	$ (4,515)	$ 76,496	$ (12,356)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	76,230	68,666	66,465
Amortization of deferred financing costs	2,204	2,006	1,779
Right-of-use asset amortization	1,107	1,438	1,450
Amortization of nonvested stock compensation expense	7,046	5,850	5,530
Impairment of vessel assets	651	6,595	41,719
Net gain on sale of vessels	—	(16,468)	—
Loss on debt extinguishment	678	—	—
Amortization of premium on derivatives	—	45	210
Insurance proceeds for protection and indemnity claims	103	286	269
Insurance proceeds for loss of hire claims	6	734	506
Change in assets and liabilities:			
Decrease (increase) in due from charterers	7,092	(3,561)	7,518
Increase in prepaid expenses and other current assets	(4,685)	(2,504)	(4,767)
(Increase) decrease in inventories	(2,953)	4,515	(5,148)
Increase (decrease) in accounts payable and accrued expenses	2,068	9,612	(2,205)
Increase (decrease) in deferred revenue	4,161	(4,081)	3,788
Decrease in operating lease liabilities	(1,503)	(2,222)	(2,107)
Deferred drydock costs incurred	(55,800)	(20,558)	(10,867)
Net cash provided by operating activities	31,890	126,849	91,784
Cash flows from investing activities:			
Purchase of vessels and ballast water treatment systems, including deposits	(89,253)	(53,678)	(91,305)
Purchase of other fixed assets	(3,182)	(2,999)	(2,707)
Net proceeds from sale of vessels	—	103,379	—
Insurance proceeds for hull and machinery claims	864	1,146	2,388
Net cash (used in) provided by investing activities	(91,571)	47,848	(91,624)
Cash flows from financing activities:			
Proceeds from the $600 Million Revolver	115,333	—	—
Proceeds from the $500 Million Revolver	10,000	20,000	209,750
Repayments on the $500 Million Revolver	(15,333)	(130,000)	(9,750)
Proceeds from the $450 Million Credit Facility	—	—	65,000
Repayments on the $450 Million Credit Facility	—	—	(236,000)
Cash dividends paid	(32,807)	(67,511)	(40,910)
Payment of deferred financing costs	(5,977)	(38)	(5,493)
Net cash provided by (used in) financing activities	71,216	(177,549)	(17,403)
Net increase (decrease) in cash, cash equivalents and restricted cash	11,535	(2,852)	(17,243)
Cash, cash equivalents and restricted cash at beginning of period	44,005	46,857	64,100
Cash, cash equivalents and restricted cash at end of period	$ 55,540	$ 44,005	$ 46,857

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
(U.S. Dollars in Thousands, Except per Share Data)
Notes to Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023

1 – GENERAL INFORMATION

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its direct and indirect subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels and operates in two reportable segments. Refer to Note 3 — Segment Reporting. GS&T is incorporated under the laws of the Marshall Islands and as of December 31, 2025, is the direct or indirect owner of all of the outstanding shares or limited liability company interests of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; Genco Shipping Pte. Ltd.; Genco Shipping A/S; Baltic Trading Limited ("Baltic Trading"); and the ship-owning subsidiaries as set forth below under "Other General Information."

During September 2021, the Company and Synergy Marine Pte. Ltd. ("Synergy"), a third party, formed a joint venture, GS Shipmanagement Pte. Ltd. ("GSSM"). GSSM is owned 50% by the Company and 50% by Synergy as of December 31, 2025 and 2024, and was formed to provide ship management services to the Company's vessels. As of December 31, 2025 and 2024, the cumulative investments GSSM received from the Company and Synergy totaled $50 and $50, respectively, which were used for expenditures directly related to the operations of GSSM.

Management has determined that GSSM qualifies as a variable interest entity, and, when aggregating the variable interest held by the Company and Synergy, the Company is the primary beneficiary as the Company has the ability to direct the activities that most significantly impact GSSM's economic performance. Accordingly, the Company consolidates GSSM.

Other General Information

As of December 31, 2025, 2024 and 2023, the Company's fleet consisted of 43, 42 and 46 vessels, respectively.

Below is the list of Company's wholly owned ship-owning subsidiaries as of December 31, 2025:

Wholly Owned Subsidiaries	Vessel Acquired	Dwt	Delivery Date		Year Built
Genco Augustus Limited	Genco Augustus	180,151	8/17/07		2007
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07		2007
Genco London Limited	Genco London	177,833	9/28/07		2007
Genco Titus Limited	Genco Titus	177,729	11/15/07		2007
Genco Predator Limited	Genco Predator	55,407	12/20/07		2005
Genco Hunter Limited	Genco Hunter	58,729	12/20/07		2007
Genco Constantine Limited	Genco Constantine	180,183	2/21/08		2008
Genco Aquitaine Limited	Genco Aquitaine	57,981	8/18/10		2009
Genco Ardennes Limited	Genco Ardennes	58,014	8/31/10		2009
Genco Auvergne Limited	Genco Auvergne	58,020	8/16/10		2009
Genco Bourgogne Limited	Genco Bourgogne	58,018	8/24/10		2010
Genco Brittany Limited	Genco Brittany	58,014	9/23/10		2010
Genco Languedoc Limited	Genco Languedoc	58,018	9/29/10		2010
Genco Picardy Limited	Genco Picardy	55,255	8/16/10		2005
Genco Pyrenees Limited	Genco Pyrenees	58,018	8/10/10		2010
Genco Rhone Limited	Genco Rhone	58,018	3/29/11		2011
Genco Weatherly Limited	Genco Weatherly	61,556	7/26/18		2014
Genco Columbia Limited	Genco Columbia	60,294	9/10/18		2016
Genco Endeavour Limited	Genco Endeavour	181,057	8/15/18		2015
Genco Resolute Limited	Genco Resolute	181,060	8/14/18		2015
Genco Defender Limited	Genco Defender	180,021	9/6/18		2016
Genco Liberty Limited	Genco Liberty	180,032	9/11/18		2016
Genco Magic Limited	Genco Magic	63,443	12/23/20		2014
Genco Vigilant Limited	Genco Vigilant	63,498	1/28/21		2015
Genco Freedom Limited	Genco Freedom	63,667	2/2/21		2015
Genco Enterprise Limited	Genco Enterprise	63,472	8/23/21		2016
Genco Madeleine Limited	Genco Madeleine	63,163	8/23/21		2014
Genco Mayflower Limited	Genco Mayflower	63,304	8/24/21		2017
Genco Constellation Limited	Genco Constellation	63,310	9/3/21		2017
Genco Laddey Limited	Genco Laddey	61,303	1/6/22		2022
Genco Mary Limited	Genco Mary	61,304	1/6/22		2022
Genco Reliance Limited	Genco Reliance	181,146	11/21/23		2016
Genco Ranger Limited	Genco Ranger	180,882	11/27/23		2016
Genco Intrepid Limited	Genco Intrepid	180,007	10/23/24		2016
Genco Courageous Limited	Genco Courageous	182,868	10/15/25		2020
Baltic Lion Limited	Genco Lion	179,185	4/8/15	(1)	2012
Baltic Tiger Limited	Genco Tiger	179,185	4/8/15	(1)	2011
Genco Bear Limited	Genco Bear	177,717	5/14/10		2010
Genco Wolf Limited	Genco Wolf	177,752	10/14/10		2010
Genco Hornet Limited	Genco Hornet	63,574	10/29/14		2014
Genco Wasp Limited	Genco Wasp	63,389	1/2/2015		2015
Genco Scorpion Limited	Genco Scorpion	63,462	8/6/15		2015
Genco Mantis Limited	Genco Mantis	63,467	10/9/15		2015

(1)   The delivery date for these vessels represents the date that the vessel was purchased from Baltic Trading.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which includes the accounts of GS&T and its direct and indirect wholly-owned subsidiaries and GSSM. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, impairment of vessels, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessels, the fair value of time charters acquired, performance-based restricted stock units and the fair value of derivative instruments, if any. Actual results could differ from those estimates.

Business geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Segment reporting

The Company has determined that it operates in two reportable segments, refer to Note 3 — Segment Reporting.

Cash, cash equivalents and restricted cash

The Company considers highly liquid investments, such as money market funds and certificates of deposit with an original maturity of three months or less at the time of purchase to be cash equivalents. Current restricted cash includes cash that was restricted pursuant to the Company's lease agreement. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	December 31, 2025		December 31, 2024	
Cash and cash equivalents	$	55,540	$	43,690
Restricted cash – current		—		315
Cash, cash equivalents and restricted cash	$	55,540	$	44,005

Due from charterers, net

Due from charterers, net includes accounts receivable from charters, including receivables for spot market voyages, net of the provision for doubtful accounts. At each balance sheet date, the Company records the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2025 and 2024, the Company had a reserve of $519 and $1,620, respectively, against the due from charterers balance and an additional accrual of $498 and $995, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Bunker swap and forward fuel purchase agreements

From time to time, the Company may enter into fuel hedge agreements with the objective of reducing the risk of the effect of changing fuel prices. The Company has entered into bunker swap agreements and forward fuel purchase agreements. The Company's bunker swap agreements and forward fuel purchase agreements do not qualify for hedge accounting treatment; therefore, any unrealized or realized gains and losses are recorded in the Consolidated Statements of Operations. Derivatives are Level 2 instruments in the fair value hierarchy.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded ($60), $78 and $202 of realized (losses) gains in other expense, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded $6, ($8) and ($96) of unrealized gains (losses) in other expense, respectively.

There were no bunker swap agreements or forward fuel purchase agreements in an asset position as of December 31, 2025 and 2024. The total fair value of the bunker swap agreements and forward fuel purchase agreements in a liability position as of December 31, 2025 and 2024 was $0 and $6, respectively, and are recorded in accounts payable and accrued expenses in the Consolidated Balance Sheets.

Inventories

Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments, such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts as of December 31, 2025 and 2024 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities. See Note 10 — Fair Value of Financial Instruments for additional disclosure on the fair value of long-term debt.

Vessel acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is it material to the Company's decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Vessels, net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost that is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2025, 2024 and 2023 was $50,002, $48,165 and $50,525, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the estimated scrap value of $400 per lightweight ton ("lwt") times the weight of the relevant vessel in lwt.

Deferred drydocking costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs deferred as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the end of the drydock.

Amortization expense for drydocking for the years ended December 31, 2025, 2024 and 2023 was $23,459, $17,916 and $13,253, respectively, and is included in Depreciation and amortization in the Consolidated Statements of Operations. All other costs incurred during drydocking are expensed as incurred, with the exception of other capitalized costs incurred related to vessel assets and vessel equipment.

Fixed assets, net

Fixed assets, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Leasehold improvements	Lesser of the estimated useful life of the asset or life of the lease
Furniture, fixtures & other equipment	5 years
Vessel equipment	2-15 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2025, 2024 and 2023 was $2,769, $2,585 and $2,687, respectively.

Deferred revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues. Refer to "Revenue recognition" below for a description of the Company's revenue recognition policy.

Deferred financing costs

Deferred financing costs, which are presented as a direct deduction within the outstanding debt balance in the Company's Consolidated Balance Sheets, consist of fees, commissions and legal expenses associated with securing loan facilities and other debt offerings and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in Interest expense in the Consolidated Statements of Operations.

Nonvested stock awards

The Company follows Accounting Standards Codification ("ASC") Subtopic 718-10, "*Compensation — Stock Compensation*" ("ASC 718-10"), for nonvested stock issued under its equity incentive plans. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital in the Consolidated Statements of Equity.

<u>Dividends declared</u>

If the Company has an accumulated deficit, dividends declared will be recognized as a reduction of additional paid-in capital ("APIC") in the Consolidated Statements of Equity until the APIC is reduced to zero. Once APIC is reduced to zero, dividends declared will be recognized as an increase in accumulated deficit.

<u>Equity</u>

On October 1, 2025, the Company entered into a Shareholders Rights Agreement (the "Rights Agreement") with Computershare Inc., as rights agent, which was amended on November 10, 2025. In connection therewith, the Board of Directors of the Company (the "Board") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock, $0.01 per share (the "Common Stock"). The dividend was payable on October 13, 2025 to shareholders of record as of the close of business on such date (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined in the Rights Agreement) when the rights become exercisable. The Rights will expire at 5:00 P.M., New York City time on September 30, 2026, unless such date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Board.

<u>Revenue recognition</u>

Since the Company's inception, revenues have been generated from time charter agreements, spot market voyage charters, pool agreements and spot market-related time charters. Voyage revenues also include the sale of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

<u>Time charters</u>

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate, including any ballast bonus payments received pursuant to the time charter agreement. Spot market-related time charters are the same as other time charter agreements, except the time charter rates are variable and are based on a percentage of the average daily rates as published by the Baltic Dry Index ("BDI").

The Company records time charter revenues, including spot market-related time charters, over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company records spot market-related time charter revenues over the term of the charter as service is provided based on the rate determined based on the BDI for each respective billing period. As such, the revenue earned by the Company's vessels that are on spot market-related time charters is subject to fluctuations of the spot market. Time charter contracts, including spot market-related time charters, are considered operating leases and therefore do not fall under the scope of ASC 606 — *Revenue from Contracts with Customers* ("ASC 606") because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use.

The Company has identified that time charter agreements, including fixed rate time charters and spot market-related time charters, contain a lease in accordance with ASC 842 — *Leases (Topic 842)* ("ASC 842"). Refer to Note 14 — Voyage Revenues for further discussion.

<u>Spot market voyage charters</u>

In a spot market voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The contract generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. The voyage contracts generally have variable consideration in the form of demurrage or despatch. The amount of revenue earned as demurrage or despatch paid by the Company for the years ended December 31, 2025, 2024 and 2023 is not a material percentage of the Company's revenues.

Revenue for spot market voyage charters is recognized ratably over the total transit time of each voyage, which commences at the time the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port. The Company expects to complete its performance obligation generally within one year of the payment date and has elected the short-term contract disclosure exemption under ASC 606. Due to the short-term nature of the Company's contracts, deferred revenue as of December 31, 2024 was recognized during the year ended December 31, 2025.

Voyage expense recognition

In time charters and spot market-related time charters, operating costs including crews, maintenance and insurance, which are recorded as part of vessel operating expenses, are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. These expenses are borne by the Company during spot market voyage charters. As such, there are significantly higher voyage expenses for spot market voyage charters as compared to time charters and spot market-related time charters. Refer to Note 14 — Voyage Revenues for further discussion of the accounting for fuel expenses for spot market voyage charters. There are certain other non-specified voyage expenses, such as commissions, which are typically borne by the Company. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Additionally, the Company records lower of cost and net realizable value adjustments to re-value the bunker fuel on a quarterly basis for certain time charter agreements where the inventory is subject to gains and losses. These differences in bunkers, including any lower of cost and net realizable value adjustments, resulted in a net loss of $690, $509 and $168 during the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

Vessel operating expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Charter hire expenses

The costs to charter-in third party vessels, which primarily include the daily charter hire rate net of commissions, are recorded as Charter hire expenses. The Company recorded $5,958, $9,069 and $9,135 of charter hire expenses during the years ended December 31, 2025, 2024 and 2023, respectively.

Technical management expenses

Technical management expenses include the direct costs, including operating costs, incurred by GSSM for the technical management of the vessels under its management.

Impairment of long-lived assets

During the years ended December 31, 2025, 2024 and 2023, the Company recorded $651, $6,595 and $41,719 related to the impairment of vessel assets in accordance with ASC 360 — "*Property, Plant and Equipment*" ("ASC 360"), respectively. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, which may include events or changes in circumstances affecting the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel assets, the Company performs an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets. Included in the impairment expense recorded during the years ended December 31, 2025, 2024 and 2023, there was $651, $961 and $0, respectively, recorded related to the loss on disposal of replaced equipment on certain vessels.

When the Company performs its analysis of the anticipated undiscounted future net cash flows, the Company utilizes various assumptions based on historical trends. Specifically, the Company utilizes the rates currently in effect for the duration of their current time charters or spot market voyage charters, without assuming additional profit sharing. For periods of time during which the Company's vessels are not fixed on time charters or spot market voyage charters, the Company utilizes an estimated daily time charter equivalent for the vessels' unfixed days based on the most recent ten-year historical one-year time charter average. In addition, for our older vessels, the Company evaluates the current market rate environment compared to the ten-year historical one-year time charter average and, if deemed necessary, will adjust the rate to better reflect the expected future cash flows. The projected undiscounted future net cash flows are determined by considering the future voyage revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage and address commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and required capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $400 per light weight ton, consistent with the Company's depreciation policy during 2025.

On July 16, 2024, the Company entered into an agreement to sell the Genco Hadrian, a 2008-built Capesize vessel, to a third party for $25,000 less a 2.0% commission payable to a third party. As the anticipated undiscounted cash flows, including the net sales price, did not exceed the net book value of the vessel as of June 30, 2024, the vessel value for the Genco Hadrian was adjusted to its net sales price of $24,500 as of June 30, 2024. This resulted in an impairment loss of $5,634 during the year ended December 31, 2024.

On September 30, 2023, the Company determined that the expected estimated future undiscounted cash flows for three of its Capesize vessels, the Genco Claudius, Genco Commodus and Genco Maximus, did not exceed the net book value of these vessels as of September 30, 2023. This resulted in an impairment loss of $28,102 during the year ended December 31, 2023.

On November 14, 2023, the Company entered into an agreement to sell the Genco Commodus, a 2009-built Capesize vessel, to a third party for $19,500 less a 1.0% commission payable to a third party. Additionally, on December 21, 2023, the Company entered into agreements to sell the Genco Claudius, a 2010-built Capesize vessel, to a third party for $18,500 less a 1.0% commission payable to a third party and the Genco Maximus, a 2009-built Capesize vessel, to a third party for $18,000 less a 1.0% commission payable to a third party. Therefore, the vessel values for the Genco Commodus, Genco Claudius and Genco Maximus were adjusted to their net sales price of $19,305, $18,315 and $17,820, respectively, as of December 31, 2023. This resulted in an additional impairment loss of $13,617 during the year ended December 31, 2023. On February 24, 2024, the Company terminated its agreements to sell the Genco Claudius and the Genco Maximus due to the buyers' breach of the agreements' terms. During the first quarter of 2024, the Company commenced arbitration with the buyers, seeking a declaration that it validly terminated the agreements due to the buyers' breach, and to retain the deposits paid by the buyers in connection with the sales, totaling $3,650. During the second quarter of 2024, the Company and the buyers reached an agreement in principle to settle this matter and conclude the arbitration proceeding in exchange for the buyers releasing the deposits to the Company, and this amount was recorded as part of the net gain on sale of vessels in the Consolidated Statements of Operations during the year ended December 31, 2024.

Refer to Note 5 — Vessel Acquisitions and Dispositions for further detail regarding the sale of certain aforementioned vessels.

Net gain on sale of vessels

During the year ended December 31, 2024, the Company recorded net gains of $16,468 related to the sale of vessels. The net gains recognized during the year ended December 31, 2024 related primarily to gains on the sale of the Genco Claudius, Genco Maximus and Genco Warrior, partially offset by losses related to the sale of the Genco Commodus and Genco Hadrian. This also includes the $3,650 deposits paid by the initial buyers in relation to the terminated sales of the Genco Claudius and Genco Maximus. During the years ended December 31, 2025 and 2023, the Company did not complete the sale of any vessels. Refer to Note 5 — Vessel Acquisitions and Dispositions for further detail regarding the sale of these vessels.

Other operating expense

Other operating expense of $1,930 and $5,728 recorded during the years ended December 31, 2025 and 2024, respectively, consists of costs incremental to routine expenses that were incurred related to the Company's 2026 Annual Meeting of Shareholders and the Company's 2024 Annual Meeting of Shareholders, respectively.

Loss on debt extinguishment

During the year ended December 31, 2025, the Company recorded $678 related to the loss on the extinguishment of debt in accordance with ASC 470-50 — *"Debt – Modifications and Extinguishments"* ("ASC 470-50"'). This loss was recognized as a result of the refinancing of the $500 Million Revolver with the $600 Million Revolver on July 10, 2025 as described in Note 8 — Debt.

United States Gross Transportation Tax

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 (as amended) (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements (the "Section 883 exemption"). Among other things, in order to qualify, the Company must be incorporated in a country that grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. The Company is not taxable in any other jurisdiction, with the exception of Genco Shipping Pte. Ltd., Genco Shipping A/S and GSSM, as noted in the "Income taxes" section below.

The Company will qualify for the Section 883 exemption if, among other things, (i) the Company's stock is treated as primarily and regularly traded on an established securities market in the United States (the "publicly traded test") or (ii) the Company satisfies the qualified shareholder test or (iii) the Company satisfies the controlled foreign corporation test (the "CFC test"). Under applicable Treasury Regulations, the publicly traded test cannot be satisfied in any taxable year in which persons who actually or constructively own 5% or more of the Company's stock (which the Company sometimes refers to as "5% shareholders"), together own 50% or more of the Company's stock (by vote and value) for more than half the days in such year (which the Company sometimes refers to as the "five percent override rule"), unless an exception applies. A foreign corporation satisfies the qualified shareholder test if more than 50 percent of the value of its outstanding shares is owned (or treated as owned by applying certain attribution rules) for at least half of the number of days in the foreign corporation's taxable year by one or more "qualified shareholders." A qualified shareholder includes a foreign corporation that, among other things, satisfies the publicly traded test. A foreign corporation satisfies the CFC test if it is a "controlled foreign corporation" and one or more qualified U.S. persons own more than 50 percent of the total value of all the outstanding stock.

Based on the publicly traded requirement of the Section 883 regulations, the Company believes that it qualified for exemption from income tax on income derived from the international operations of vessels during the years ended December 31, 2025, 2024 and 2023. In order to meet the publicly traded requirement, the Company's stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, the Company's qualification for the publicly traded requirement may be jeopardized if 5% shareholders own, in the aggregate, 50% or more of the Company's common stock for more than half the days of the year. Management believes that during the years ended December 31, 2025, 2024 and 2023, the combined ownership of its 5% shareholders did not equal 50% or more of its common stock for more than half the days of each of those years.

If the Company does not qualify for the Section 883 exemption, the Company's U.S. source shipping income, i.e., 50% of its gross shipping income attributable to transportation beginning or ending in the U.S. (but not both beginning and ending in the U.S.) is subject to a 4% tax without allowance for deductions (the "U.S. gross transportation tax").

During the years ended December 31, 2025, 2024 and 2023, the Company qualified for Section 883 exemption and, therefore, did not record any U.S. gross transportation tax.

Income taxes

To the extent the Company's U.S. source shipping income, or other U.S. source income, is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at a 21% rate. In addition, the Company may be subject to a 30% "branch profits" tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business. Shipping income is generally sourced 100% to the United States if attributable to transportation exclusively between United States ports (the Company is prohibited from conducting such voyages), 50% to the United States if attributable to transportation that begins or ends, but does not both begin and end, in the United States (as described in "United States Gross Transportation Tax" above) and otherwise 0% to the United States.

The Company's U.S. source shipping income would be considered effectively connected income only if:

- the Company has, or is considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income; and

- substantially all of the Company's U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S.

The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the U.S. on a regularly scheduled basis. Based on the current shipping operations of the Company and the Company's expected future shipping operations and other activities, the Company believes that none of its U.S. source shipping income will constitute effectively connected income. However, the Company may from time to time generate non-shipping income that may be treated as effectively connected income.

The Company established Genco Shipping Pte. Ltd. ("GSPL"), which is based in Singapore, on September 8, 2017. GSPL applied for and was awarded the Maritime Sector Incentive – Approved International Shipping Enterprise ("MSI-AIS") status under Section 13F of the Singapore Income Tax Act ("SITA") by the Maritime and Port Authority of

Singapore. The award is for an initial period of 10 years, commencing on August 15, 2018, and is subject to a review of performance at the end of the initial five year period. The MSI-ASI status provides for a tax exemption on income derived by GSPL from qualifying shipping operations under Section 13F of the SITA. Income from non-qualifying activities is taxable at the prevailing Singapore Corporate income tax rate (currently 17%). During the years ended December 31, 2025, 2024 and 2023, GSPL recorded $37, $97 and $31 respectively, of income tax in Other expense in the Consolidated Statements of Operations.

During 2018, the Company established Genco Shipping A/S, which is a Danish-incorporated corporation which is based in Copenhagen and considered to be a resident for tax purposes in Denmark. Genco Shipping A/S was subject to corporate taxes in Denmark a rate of 22% during 2025, 2024 and 2023. During the years ended December 31, 2025, 2024 and 2023, Genco Shipping A/S recorded $290, $33 and $205, respectively, of income tax in Other expense in the Consolidated Statements of Operations.

GSSM was subject to corporate taxes in Singapore during 2025, 2024 and 2023 at a rate of 17%. During the years ended December 31, 2025, 2024 and 2023, the Company recorded $156, $115 and $238, respectively, of income tax in Other expense in the Consolidated Statements of Operations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and cash and cash equivalents. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned all of its voyage revenues from 118, 129 and 110 customers during the years ended December 31, 2025, 2024 and 2023.

For the year ended December 31, 2025, there was one customer that individually accounted for more than 10% voyage revenues: Oldendorff Carriers, including its subsidiaries, which represented 11.0% of voyage revenues. For the year ended December 31, 2024, there were two customers that individually accounted for more than 10% voyage revenues: ST Shipping & Transport Pte. Ltd. and Oldendorff Carriers, including its subsidiaries, which represented 11.0% and 10.7% of voyage revenues, respectively. For the year ended December 31, 2023, there were two customers that individually accounted for more than 10% of voyage revenues, Rio Tinto Shipping (Asia) Pte. Ltd. and Oldendorff Carriers, including its subsidiaries, which represented 16.1% and 10.9% of voyage revenues, respectively.

As of December 31, 2025 and 2024, the Company maintained all of its cash and cash equivalents with six and seven financial institutions, respectively. None of the Company's cash and cash equivalents balance is covered by insurance in the event of default by these financial institutions.

 Recent accounting pronouncements

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-11, *Interim Reporting (Topic 270) Narrow-Scope Improvements*. The amendments in this ASU clarify interim disclosure requirements and the applicability of existing guidance under ASC Topic 270 – *Interim Reporting*. The objective of the update is to provide clarity about current interim requirements. The amendments in this ASU also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in this ASU are required to be adopted for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its financial disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The objective is to address longstanding requests from investors to provide more detailed information about expenses presented on the face of the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within the fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments are to be applied either prospectively to financial statements issued for the reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the adoption of ASU 2024-03 on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which amends the existing segment reporting guidance (ASC Topic 280 — *Segment Reporting* ("ASC 280")) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition, the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. In addition, companies with a single reporting segment will have to provide all of the disclosures required by ASC 280, including the significant segment expense disclosures.

The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 during the fourth quarter of 2024 for the year ended December 31, 2024. Refer to Note 3 — Segment Reporting.

3 – SEGMENT REPORTING

The Company transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk vessels. The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable. After the expected acquisition of two Newcastlemax vessels as discussed in Note 5 — Vessel Acquisitions And Dispositions, the Company will own a fleet of vessels that focuses on Newcastlemax, Capesize, Ultramax and Supramax vessels. Newcastlemax and Capesize vessels represent the Company's major bulk vessels category while Ultramax and Supramax vessels represent the Company's minor bulk vessel category.

The Company has determined that each of its vessels are individual operating segments. The Company determined its operating segments based on how its CODM, John C. Wobensmith, Chief Executive Officer and President, manages the business, makes operating decisions and evaluates operating performance. The CODM reviews the operating results for the Company's fleet and also considers certain aggregate financial data for the Company's major bulk and minor bulk vessels. The Company's major and minor bulk vessels have similar economic characteristics as they serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on the principles of ASC 280 — "*Segment Reporting,*" the Company believes it is meaningful and informative to aggregate its operating segments into two reportable segments for the major bulk and minor bulk fleet.

With the exception of the financial statement information below that comprises the segment profit, the CODM does not evaluate any other financial statement line items on a vessel category basis, but rather on a consolidated basis.

Information about the Company's reportable segments for each of the years in the three-year period ended December 31, 2025 is as follows:

	For the Year Ended December 31, 2025				
		Major Bulk		**Minor Bulk**	**Total**
Revenues from external customers:					
Voyage revenues	$	160,236		181,818	$ 342,054
Less:					
Voyage expenses		59,932		55,389	115,321
Charter hire expenses		—		5,958	5,958
Other expense (income)		—		60	60
Net voyage revenue (1)		100,304		120,411	220,715
Less:					
Vessel operating expenses		39,796		58,745	98,541
Segment profit	$	60,508	$	61,666	$ 122,174
Reconciliation to net loss:					
General and administrative expenses					30,755
Technical management expenses					5,198
Depreciation and amortization					76,230
Impairment of vessel assets					651
Other operating expense					1,930
Other expense (income)					471
Interest income					(1,484)
Interest expense					12,260
Loss on debt extinguishment					678
Net loss					$ (4,515)

	For the Year Ended December 31, 2024				
		Major Bulk		**Minor Bulk**	**Total**
Revenues from external customers:					
Voyage revenues	$	224,250		198,766	$ 423,016
Less:					
Voyage expenses		69,763		57,197	126,960
Charter hire expenses		—		9,069	9,069
Other expense (income)		—		(78)	(78)
Net voyage revenue (1)		154,487		132,578	287,065
Less:					
Vessel operating expenses		42,561		59,077	101,638
Segment profit	$	111,926	$	73,501	$ 185,427
Reconciliation to net income:					
General and administrative expenses					29,136
Technical management expenses					4,643
Depreciation and amortization					68,666
Impairment of vessel assets					6,595
Net gain on sale of vessels					(16,468)
Other operating expense					5,728
Other expense (income)					312
Interest income					(2,978)
Interest expense					13,297

Net income				$	76,496

	For the Year Ended December 31, 2023				
	Major Bulk		Minor Bulk		Total
Revenues from external customers:					
Voyage revenues	$ 190,176		193,649	$	383,825
Less:					
Voyage expenses	77,968		65,003		142,971
Charter hire expenses	—		9,135		9,135
Other expense (income)	—		(202)		(202)
Net voyage revenue (1)	112,208		119,713		231,921
Less:					
Vessel operating expenses	39,375		57,718		97,093
Segment profit	$ 72,833	$	61,995	$	134,828
Reconciliation to net loss:					
General and administrative expenses					28,268
Technical management expenses					4,021
Depreciation and amortization					66,465
Impairment of vessel assets					41,719
Other expense (income)					598
Interest income					(2,667)
Interest expense					8,780
Net loss				$	(12,356)

(1) Net voyage revenue is used to calculate the Time Charter Equivalent ("TCE"), which is reviewed by the CODM and is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. This amount includes realized losses (gains) on fuel hedges that were recorded as part of Other expense on the Consolidated Statements of Operations.

4 - CASH FLOW INFORMATION

For the year ended December 31, 2025, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $591 for the Purchase of vessels and ballast water treatment systems, including deposits, and $32 for the Purchase of other fixed assets. For the year ended December 31, 2025, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $1,888 for Cash dividends payable.

For the year ended December 31, 2024, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $335 for the Purchase of vessels and ballast water treatment systems, including deposits, $137 for the Purchase of other fixed assets and $10 for the Net proceeds from sale of vessels. For the year ended December 31, 2024, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $1,756 for Cash dividends payable. Additionally, for the year ended December 31, 2024, the Company had non-cash investing activities not included in the Consolidated Statement of Cash

Flows for items in Prepaid expenses and other current assets consisting of $34 for the Purchase of vessels and ballast water treatment systems, including deposits.

For the year ended December 31, 2023, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $374 for the Purchase of vessels and ballast water treatment systems, including deposits and $161 for the Purchase of other fixed assets. For the year ended December 31, 2023, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $1,030 for Cash dividends payable and $38 for the Payment of deferred financing costs. Additionally, for the year ended December 31, 2023, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items in Prepaid expenses and other current assets consisting of $151 for the Purchase of vessels and ballast water treatment systems, including deposits.

During the years ended December 31, 2025, 2024 and 2023, cash paid for interest, net of amounts capitalized, was $10,026, $11,914 and $13,626, respectively, which was offset by $0, $588 and $6,972 received as a result of the interest rate cap agreements, respectively. Refer to Note 8 — Debt.

During the years ended December 31, 2025, 2024 and 2023, any cash paid for income taxes was insignificant.

During the year ended December 31, 2025, $100,000 of debt outstanding under the $500 Million Revolver was transferred to the $600 Million Revolver. As part of the debt modification, $15,333 was settled net amongst the lenders which has been included as proceeds from the $600 Million Revolver and repayments on the $500 Million Revolver. Refer Note 8 — Debt for further information.

During the year ended December 31, 2023, the Company made a reclassification of $55,440 from Vessels, net of accumulated depreciation to Vessels held for sale as the Company entered into agreements to sell the Genco Commodus, Genco Claudius and Genco Maximus prior to December 31, 2023. Refer to Note 5 — Vessel Acquisitions and Dispositions.

All stock options exercised during the years ended December 31, 2025, 2024 and 2023 were cashless. Refer to Note 17 — Stock-Based Compensation for further information.

On November 10, 2025, the Company granted 2,929 restricted stock units to a member of the Board of Directors. The aggregate fair value of these restricted stock units was $52.

On May 20, 2025, the Company granted 59,136 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $825.

On February 18, 2025, the Company granted 267,344 restricted stock units and 145,792 performance-based restricted stock units to certain individuals. The aggregate fair value of these restricted stock units and performance-based restricted stock units was $3,970 and $2,479, respectively.

On May 23, 2024, the Company granted 38,122 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $825.

On February 21, 2024, the Company granted 168,411 restricted stock units and 99,065 performance-based restricted stock units to certain individuals. The aggregate fair value of these restricted stock units and performance-based restricted stock units was $3,060 and $2,143, respectively.

On June 16, 2023, the Company granted 3,917 restricted stock units and 3,917 performance-based restricted stock units to an individual. The aggregate fair value of these restricted stock units and performance-based restricted stock units was $56 and $64, respectively.

On May 16, 2023, the Company granted 43,729 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $600.

On April 14, 2023, the Company granted 75,920 restricted stock units and 75,920 performance-based restricted stock units to certain individuals. The aggregate fair value of these restricted stock units and performance-based restricted stock units was $1,237 and $1,451, respectively.

On April 3, 2023, the Company granted 1,630 restricted stock units to an individual. The aggregate fair value of these restricted stock units was $25.

On March 10, 2023, the Company granted 2,948 restricted stock units to an individual. The aggregate fair value of these restricted stock units was $50.

On February 21, 2023, the Company granted 68,758 restricted stock units to certain individuals. The aggregate fair value of these restricted stock units was $1,250.

Refer to Note 17 — Stock-Based Compensation for further information regarding the aforementioned grants.

5 - VESSEL ACQUISITIONS AND DISPOSITIONS

Vessel Acquisitions

On November 15, 2025, the Company entered into agreements to acquire two 2020-built 208,000 dwt scrubber-fitted Newcastlemax vessels for a total purchase price of $145,500. The Company drew down $30,000 on the $600 Million Revolver on November 20, 2025 in part to fund the $14,550 deposit made on November 24, 2025, which is being held in an escrow account until the Company takes delivery of the vessels. We expect to take delivery of these two vessels during March 2026 and we expect to fund the remainder of the purchase price with cash on hand and a drawdown on our $600 Million Revolver. As of December 31, 2025, deposits on vessels were $14,585.

On July 10, 2025, the Company entered into an agreement to acquire a 2020-built, 182,000 dwt scrubber-fitted Capesize vessel that was renamed the Genco Courageous for a purchase price of $63,550. The Genco Courageous was delivered on October 15, 2025. The Company drew down $10,000 on its $500 Million Revolver on June 26, 2025 in part to fund the $6,355 deposit made on July 23, 2025, which was held in an escrow account until the Company took delivery of the vessel. The Company drew down $60,000 on its $600 Million Revolver on September 16, 2025 to finance the remainder of the purchase.

On October 3, 2024, the Company entered into an agreement to acquire a 2016-built, 180,000 dwt Capesize vessel that was renamed the Genco Intrepid for a purchase price of $47,500. The Genco Intrepid was delivered on October 23, 2024. The Company utilized a combination of cash on hand as well as a $20,000 draw down on the $500 Million Revolver to finance the purchase.

On October 10, 2023, the Company entered into an agreement to acquire a 2016-built 181,000 dwt Capesize vessel that was renamed the Genco Ranger for a purchase price of $43,100. Additionally, on November 14, 2023, the Company entered into an agreement to acquire a 2016-built 181,000 dwt Capesize vessel that was renamed the Genco Reliance for a purchase price of $43,000. The Genco Ranger and Genco Reliance were delivered on November 27, 2023 and November 21, 2023, respectively. The Company utilized a combination of cash on hand as well as a $65,000 draw down on the $450 Million Credit Facility to finance the purchases.

Vessel Dispositions

On July 16, 2024, the Company entered into an agreement to sell the Genco Hadrian, a 2008-built Capesize vessel, to a third party for $25,000 less a 2.0% commission payable to a third party. The sale was completed on October 4, 2024.

On May 21, 2024, the Company entered into an agreement to sell the Genco Warrior, a 2005-built Supramax vessel, to a third party for $11,950 less a 3.0% commission payable to a third party. The sale was completed on July 5, 2024.

On December 21, 2023, the Company entered into agreements to sell the Genco Claudius, a 2010-built Capesize vessel, to a third party for $18,500 less a 1.0% commission payable to a third party and the Genco Maximus, a 2009-built Capesize vessel, to a third party for $18,000 less a 1.0% commission payable to a third party. On February 24, 2024, the Company terminated its agreements to sell the Genco Claudius and the Genco Maximus due to the buyers' breach of the agreements' terms. On March 1, 2024, the Company entered into new agreements to sell the Genco Claudius and Genco Maximus to a separate unaffiliated third-party for $24,200 less a 2.0% commission payable to a third party and $22,800 less a 2.0% commission payable to a third party, respectively. The sales of the Genco Claudius and Genco Maximus were completed on April 22, 2024 and April 2, 2024, respectively.

On November 14, 2023, the Company entered into an agreement to sell the Genco Commodus, a 2009-built Capesize vessel, to a third party for $19,500 less a 1.0% commission payable to a third party. The sale was completed on February 7, 2024.

Refer to the "Impairment of long-lived assets" and the "Net gain on sale of vessels" sections in Note 2 — Summary of Significant Accounting Policies for discussion of impairment expense and the net gain on sale of vessels recorded during the years ended December 31, 2025, 2024 and 2023.

6 – NET (LOSS) EARNINGS PER SHARE

The computation of basic net (loss) earnings per share is based on the weighted-average number of common shares outstanding during the reporting period. The computation of diluted net (loss) earnings per share assumes the vesting of nonvested stock awards and the exercise of stock options (refer to Note 17 — Stock-Based Compensation), for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive.

There were 71,462 stock options, 319,502 performance-based restricted stock units and 634,884 restricted stock units excluded from the computation of diluted net loss per share during the year ended December 31, 2025 because they were anti-dilutive (refer to Note 17 — Stock-Based Compensation).

There were 368,190 stock options, 79,838 performance-based restricted stock units and 563,705 restricted stock units excluded from the computation of diluted net loss per share during the year ended December 31, 2023 because they were anti-dilutive (refer to Note 17 — Stock-Based Compensation).

The components of the denominator for the calculation of basic and diluted net (loss) earnings per share are as follows:

	For the Years Ended December 31,		
	2025	2024	2023
Common shares outstanding, basic:			
Weighted-average common shares outstanding, basic	43,373,304	43,054,459	42,766,262
Common shares outstanding, diluted:			
Weighted-average common shares outstanding, basic	43,373,304	43,054,459	42,766,262
Dilutive effect of stock options	—	180,378	—

Dilutive effect of performance-based restricted stock units	—	116,384	—
Dilutive effect of restricted stock units	—	299,278	—
Weighted-average common shares outstanding, diluted	43,373,304	43,650,499	42,766,262

7 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025, 2024 and 2023, the Company did not have any related party transactions.

8 - DEBT

Long-term debt consists of the following:

	December 31, 2025	December 31, 2024
Principal amount	$ 200,000	$ 90,000
Less: Unamortized deferred financing costs	(10,920)	(7,825)
Less: Current portion	—	—
Long-term debt, net	$ 189,080	$ 82,175

	December 31, 2025		December 31, 2024	
	Principal	Unamortized Debt Financing Cost	Principal	Unamortized Debt Financing Cost
$600 Million Revolver	$ 200,000	$ 10,920	$ —	$ —
$500 Million Revolver	—	—	90,000	7,825
Total debt	$ 200,000	$ 10,920	$ 90,000	$ 7,825

As of December 31, 2025 and 2024, $10,920 and $7,825 of deferred financing costs, respectively, were presented as a direct deduction within the outstanding debt balance in the Company's Consolidated Balance Sheets. Amortization expense for deferred financing costs for the years ended December 31, 2025, 2024 and 2023 was $2,204, $2,006 and $1,779, respectively. This amortization expense is recorded as a component of Interest expense in the Consolidated Statements of Operations.

On July 10, 2025, the Company entered into a fifth amendment to amend, extend and upsize our existing $500 Million Revolver to implement the $600 Million Revolver as noted below.

Effective July 10, 2025, the portion of the unamortized deferred financing costs for the prior $500 Million Revolver that was identified as a debt modification, rather than an extinguishment of debt, is being amortized over the life of the $600 Million Revolver in accordance with ASC 470-50. During the year ended December 31, 2025, the Company recorded $678 of debt extinguishment costs in relation to the amendment to the $500 Million Revolver with the $600 Million Revolver.

$600 Million Revolver

On July 10, 2025, the Company entered into a fifth amendment to amend, extend and upsize its existing $500 Million Revolver. The amended structure consists of a $600 million revolving credit facility (the "$600 Million Revolver") which can be utilized to support growth of its asset base, as well as general corporate purposes. The $100,000 debt outstanding under the $500 Million Revolver was transferred to the $600 Million Revolver on July 10, 2025.

Key terms of the $600 Million Revolver are as follows:

- Maximum loan capacity has been increased to $600 million.

- The entire facility consists of a revolving credit facility.

- Borrowings bear interest of 1.75% to 2.15% plus the Secured Overnight Financing Rate (SOFR), based on the Company's ratio of total net indebtedness to EBITDA.

- The interest rate of the Company's borrowings may be further increased or decreased by a margin of 0.05% based on the Company's performance regarding emissions targets.

- The maturity date has been extended from November 29, 2028 to July 10, 2030.

- The facility originally had a repayment profile of 20 years with total quarterly commitment reductions of $29,039 per quarter commencing on March 31, 2027. As a result of the removal of the Genco Predator and Genco Picardy and the addition of the Genco Courageous as collateral under the facility on November 18, 2025, the scheduled quarterly commitment reductions were revised to $26,993 per quarter commencing on March 31, 2027.

- Collateral maintenance covenant was reduced from 140% to 135%, other key covenants remain substantially the same as those in the Company's previous $500 Million Revolver.

- The Company may declare and pay dividends and other distributions so long as, at the time of declaration, (1) no event of default has occurred and is continuing or would occur as a result of the declaration and (2) the Company is in pro forma compliance with its financial covenants after giving effect to the dividend.

- The collateral package includes 41 of the vessels in the Company's fleet at December 31, 2025 and may also include future vessels the Company may own.

- Commitment fees are 35% of the applicable interest rate margin for unutilized commitments.

As of December 31, 2025, there was $400,000 of availability under the $600 Million Revolver. There were no debt repayments made during the year ended December 31, 2025 under the $600 Million Revolver. As of December 31, 2025, the total outstanding debt, net of unamortized deferred financing costs, was $189,080.

As of December 31, 2025, the Company was in compliance with all of the financial covenants under the $600 Million Revolver.

The following table sets forth the scheduled repayment of the outstanding principal debt of $200,000 as of December 31, 2025 under the $600 Million Revolver:

Year Ending December 31,	**Total**

2030	$ 200,000
Total debt	$ 200,000

$500 Million Revolver

On November 29, 2023, the Company entered into a fourth amendment to amend, extend and upsize its existing $450 Million Credit Facility. The amended structure consisted of a $500 million revolving credit facility, which could be utilized to support growth of the Company's asset base as well as general corporate purposes (the "$500 Million Revolver").

Key terms of the $500 Million Revolver were as follows:

- Maximum loan capacity was increased to $500,000.

- The entire facility consisted of a revolving credit facility.

- Borrowings bore interest of 1.85% to 2.15% plus SOFR, based on our ratio of total net indebtedness to EBITDA.

- The interest rate of our borrowings could be further increased or decreased by a margin of up to 0.05% based on the Company's performance regarding emissions targets.

- The maturity date was November 29, 2028.

- The facility originally had a repayment profile of 20 years with total quarterly commitment reductions of approximately $15,000 per quarter. As a result of the addition of the Genco Reliance and Genco Intrepid as collateral under the facility on November 25, 2024, the scheduled quarterly commitment reductions were revised prospectively effective January 1, 2025 to $13,764 per quarter.

- The Company was subject to customary financial covenants, including a collateral maintenance covenant that required the aggregate appraised value of collateral vessels to be at least 140% of the principal amount of loans outstanding, a minimum liquidity covenant that required the Company's unrestricted cash and cash equivalents to be the greater of $500 per vessel or 5% of total indebtedness, a minimum working capital covenant that required consolidated current assets (excluding restricted cash) minus current liabilities (excluding the current portion of debt) to be not less than zero, and a debt to capitalization covenant that required the ratio of total net indebtedness to total capitalization to be not more than 70%.

- The Company could declare and pay dividends and other distributions so long as, at the time of declaration, (1) no event of default had occurred and was continuing or would occur as a result of the declaration and (2) the Company was in pro forma compliance with its financial covenants after giving effect to the dividend.

- Collateral package included all of the 42 vessels in the Company's fleet as of December 31, 2024 and the Company had the ability to utilize future vessels the Company may own as collateral.

- Commitment fees were 40% of the applicable interest rate margin for unutilized commitments.

Total debt repayments of $15,333, $130,000 and $9,750 were made during the years ended December 31, 2025, 2024 and 2023, respectively, under the $500 Million Revolver.

On July 10, 2025, the Company entered into a fifth amendment to the $500 Million Revolver; refer to the "$600 Million Revolver" section above.

$450 Million Credit Facility

On August 3, 2021, the Company entered into the $450 Million Credit Facility, a five-year senior secured credit facility which was allocated between an up to $150,000 term loan facility and an up to $300,000 revolving credit facility which was used to refinance two of the Company's prior credit facilities.

On May 30, 2023, the Company entered into an amendment to the $450 Million Credit Facility to transition from the use of LIBOR to calculate interest to SOFR effective June 30, 2023. Borrowings bore interest at SOFR plus the applicable margin effective June 30, 2023.

Total debt repayments of $0, $0 and $236,000 were made during the years ended December 31, 2025, 2024 and 2023, respectively, under the $450 Million Credit Facility.

On November 29, 2023, the Company entered into a fourth amendment to the $450 Million Credit Facility; refer to the "$500 Million Revolver" section above.

Interest rates

The following tables set forth the effective interest rate associated with the interest expense for the Company's debt facilities noted above, including the costs associated with unused commitment fees, if applicable. The effective interest rate below does not include the effect of any interest rate cap agreements. The following tables also include the range of interest rates on the debt, excluding the impact of unused commitment fees and any interest rate cap agreements, if applicable:

| | For the Years Ended December 31, | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Effective Interest Rate	8.27 %	9.08 %	8.29 %
Range of Interest Rates (excluding unused commitment fees)	5.53 % to 6.24 %	6.24 % to 7.24 %	6.43 % to 7.58 %

Letter of credit

In conjunction with the Company entering into a long-term office space lease (See Note 15 — Leases), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank at a fee of 1% per annum. During September 2015, the Company replaced the unsecured letter of credit with DnB NOR Bank with an unsecured letter of credit with Nordea Bank Finland Plc, New York and Cayman Island Branches ("Nordea") in the same amount at a fee of 1.375% per annum. Effective July 3, 2025, the Company provided an updated letter of credit to the landlord in lieu of a security deposit for the lease commencing on October 1, 2025 (refer to Note 15 — Leases) of $557 to replace the existing $300 letter of credit. The unsecured letter of credit is with Nordea Bank ABP, New York Branch. The letter of credit outstanding was $557 and $300 as of December 31, 2025 and 2024, respectively, at a fee of 1.375% per annum. The letter of credit is cancelable on each renewal date provided the landlord is given 30 days' minimum notice. As of December 31, 2025 the letter of credit outstanding was not required to be securitized by restricted cash. As of December 31, 2024, the letter of credit outstanding was securitized by $315 that was paid by the Company to Nordea during the year ended December 31, 2015. This amount has been recorded as restricted cash included in total current assets as of December 31, 2024.

9 – DERIVATIVE INSTRUMENTS

The Company is exposed to interest rate risk on its floating rate debt. The Company had one $50,000 interest rate cap agreement outstanding to manage interest costs and the risk associated with variable interest rates which expired on March 28, 2024. As of December 31, 2025 and 2024, the Company no longer had any interest rate cap agreements.

The three interest rate cap agreements that the Company previously held were initially designated and qualified as cash flow hedges. The premium paid was recognized in income on a rational basis, and all changes in the value of the caps were deferred in Accumulated other comprehensive income ("AOCI") and are subsequently reclassified into Interest expense in the period when the hedged interest affects earnings. One of the Company's $50,000 interest rate cap agreements expired on March 10, 2023 and the Company's $100,000 interest rate cap agreement expired on December 29, 2023.

During the second quarter of 2022, based on the total outstanding debt under the $450 Million Credit Facility being below the total notional amount of the interest rate cap agreements, a portion of one of the interest rate cap agreements was dedesignated as a hedge. Subsequent gains and losses resulting from valuation adjustments on the dedesignated portion of the cap were recorded within interest expense. As the forecasted interest payments hedged were not remote of occurring, the amounts in AOCI as of the date of de-designation were recognized over the remaining original hedge period. During the years ended December 31, 2025, 2024 and 2023, the Company recorded a loss of $0, $28 and $66 in Interest expense for the portion of the interest rate caps not designated as a hedging instrument.

The Company recorded the fair value of the interest rate caps as Fair value of derivative instruments in the current and non-current asset section on its Consolidated Balance Sheets. The Company elected to use the income approach to value the interest rate derivatives using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted) reflecting current market expectations about those future amounts. Level 2 inputs for derivative valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (specifically SOFR cash and swap rates, implied volatility, basis swap adjustments, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for most fair value measurements. The valuation of the interest rate caps was transitioned to the use of SOFR rates on June 30, 2023 upon the transition of the calculation of the interest expense under the Company's debt from LIBOR to SOFR.

The Company recorded a $527 unrealized loss for the year ended December 31, 2024 in AOCI. There is no remaining AOCI as of December 31, 2025 and 2024.

The Effect of Cash Flow Hedge Accounting on the Statements of Operations

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
	Interest Expense		**Interest Expense**		**Interest Expense**	
Total amounts of income and expense line items presented in the statements of operations in which the effects of cash flow hedges are recorded	$	12,260	$	13,297	$	8,780
The effects of cash flow hedging						
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20:						
Interest contracts:						
Amount of loss reclassified from AOCI to income	$	—	$	(568)	$	(6,871)
Premium excluded and recognized on an amortized basis		—		18		143
Amount of gain or (loss) reclassified from AOCI to income as a result that a forecasted transaction is no longer probable of occurring		—		—		—

10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values and carrying values of the Company's financial instruments as of December 31, 2025 and 2024 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 55,540	$ 55,540	$ 43,690	$ 43,690
Restricted cash	—	—	315	315
Principal amount of floating rate debt	200,000	200,000	90,000	90,000

The carrying value of the borrowings under the $600 Million Revolver as of December 31, 2025 and the $500 Million Revolver as of December 31, 2024, which exclude the impact of deferred financing costs, approximate their fair value due to the variable interest nature thereof as these credit facilities represent floating rate loans. Refer to Note 8 — Debt for further information regarding the $600 Million Revolver and $500 Million Revolver. The carrying amounts of the Company's other financial instruments as of December 31, 2025 and 2024 (principally Due from charterers and Accounts payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.

ASC Subtopic 820-10, "*Fair Value Measurements & Disclosures*" ("ASC 820-10"), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:

- Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents and restricted cash are considered Level 1 items, as they represent liquid assets with short-term maturities. Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Interest rate cap agreements, bunker swap agreements and forward fuel purchase agreements are considered to be Level 2 items. Refer to Note 9 — Derivative Instruments and Note 2 — Summary of Significant Accounting Policies, respectively, for further information. Nonrecurring fair value measurements include vessel impairment assessments completed during the interim period and at year-end as determined based on third-party quotes, which are based on various data points, including comparable sales of similar vessels, which are Level 2 inputs. During the years ended December 31, 2024 and 2023, the vessel assets for one and three of the Company's vessels, respectively, were written down as part of the impairment recorded during the period. There was no vessel impairment recorded during the year ended December 31, 2025. Refer to "Impairment of long-lived assets" section in Note 2 — Summary of Significant Accounting Policies.

The fair value determination for the operating lease right-of-use assets was based on third party quotes, which is considered a Level 2 input. Nonrecurring fair value measurements may include impairment tests of the Company's operating lease right-of use asset if there are indicators of impairment. During the years ended December 31, 2025, 2024 and 2023, there were no indicators of impairment of the operating lease right-of-use assets.

The Company did not have any Level 3 financial assets or liabilities as of December 31, 2025 and 2024.

11 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2025	December 31, 2024
Vessel stores	$ 126	$ 124
Deferred contract costs (see Note 14)	2,170	1,077
Prepaid items	7,783	6,377
Insurance receivable	943	697
Advance to agents	1,243	454
Other	1,788	1,646
Total prepaid expenses and other current assets	$ 14,053	$ 10,375

12 - FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2025	December 31, 2024
Fixed assets, at cost:		
Vessel equipment	$ 16,146	$ 13,502
Furniture and fixtures	479	475
Leasehold improvements	1,846	1,584
Computer equipment	1,542	1,434
Total costs	20,013	16,995
Less: accumulated depreciation and amortization	(12,521)	(9,811)
Total fixed assets, net	$ 7,492	$ 7,184

13 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2025	December 31, 2024
Accounts payable	$ 18,642	$ 17,480
Accrued general and administrative expenses	7,117	7,810
Accrued vessel operating expenses	11,084	9,202
Total accounts payable and accrued expenses	$ 36,843	$ 34,492

14 – VOYAGE REVENUES

Total voyage revenues include revenue earned on fixed rate time charters, spot market voyage charters and spot market-related time charters, as well as the sale of bunkers consumed during short-term time charters. For the years ended December 31, 2025, 2024 and 2023, the Company earned $342,054, $423,016 and $383,825 of voyage revenues, respectively.

Revenue for spot market voyage charters is recognized ratably over the total transit time of the voyage, which begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port in accordance with ASC 606. Spot market voyage charter agreements do not provide the charterers with substantive decision-making rights to direct how and for what purpose the vessel is used, therefore revenue from spot market voyage charters is not within the scope of ASC 842. Additionally, the Company has identified that the contract fulfillment costs of spot market voyage charters consist primarily of the fuel consumption that is incurred by the Company from the latter of the end of the previous vessel employment and the contract date until the arrival at the loading port, in addition to any port expenses incurred prior to arrival at the load port, as well as any charter hire expenses for third party vessels that are chartered in. The fuel consumption and any port expenses incurred prior to arrival at the load port during this period is deferred and recorded in Prepaid expenses and other current assets as deferred contract costs in the Consolidated Balance Sheets and is amortized ratably over the total transit time of the voyage from arrival at the loading port until the vessel departs from the discharge port and expensed as part of Voyage Expenses. Similarly, for any third party vessels that are chartered in, the charter hire expenses during this period are deferred and recorded in Prepaid expenses and other current assets in the Consolidated Balance Sheets and are amortized and expensed as part of Charter hire expenses. Refer also to Note 11 — Prepaid Expenses and Other Current Assets.

During time charter agreements, including fixed rate time charters and spot market-related time charters, the charterers have substantive decision-making rights to direct how and for what purpose the vessel is used. As such, the Company has identified that time charter agreements contain a lease in accordance with ASC 842. During time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Consolidated Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.

Total voyage revenue recognized in the Consolidated Statements of Operations includes the following:

	For the Years Ended December 31,					
	2025		**2024**		**2023**	
Lease revenue	$	141,623	$	183,069	$	150,719
Spot market voyage revenue		200,431		239,947		233,106
Total voyage revenues	$	342,054	$	423,016	$	383,825

15 – LEASES

Effective April 4, 2011, the Company entered into a seven-year sub-sublease agreement for its main office in New York, New York. The term of the sub-sublease commenced June 1, 2011 and ended on May 1, 2018. The Company entered into a direct lease with the over-landlord of such office space that commenced immediately upon the expiration of such sub-sublease agreement, for a term covering the period from May 1, 2018 to September 30, 2025. For accounting purposes, the sub-sublease agreement and direct lease agreement with the landlord constitute one lease agreement.

On October 14, 2024, the Company entered into a lease agreement to extend its current lease agreement for its main office space in New York, New York which will commence on October 1, 2025 until July 31, 2036. The lease agreement is for only the space currently occupied by the Company and the portion of the current lease that is currently being sublet expired on September 30, 2025. There is a free base rental period until August 2027. Following the expiration of the free base rental period, the monthly base rental payments will be $70 until July 2031 and $74 thereafter. For accounting purposes, this lease agreement constitutes a lease modification and the Company revalued the lease liability and right-of-use asset on October 14, 2024.

The Company entered into a lease for office space in Singapore effective January 17, 2019 for a three-year term, which was initially extended effective January 17, 2022 for a two-year term. This lease was further extended effective January 17, 2024 for a two-year term and January 17, 2026 for a three-year term.

Lastly, the Company entered into a lease for office space in Copenhagen effective May 1, 2019 which ended January 31, 2023. During June 2022, a lease was signed for a new office space in Copenhagen effective January 1, 2023 with a current minimum period ending August 2026.

The Company adopted ASC 842 using the transition method on January 1, 2019 and has identified the aforementioned leases as operating leases. Variable rent expense, such as utilities and escalation expenses, are excluded from the determination of the operating lease liability and the Company has deemed these insignificant. The Company used its incremental borrowing rate as the discount rate under ASC 842 since the rate implicit in the Company's lease agreements cannot be readily determined.

On June 14, 2019, the Company entered into a sublease agreement for a portion of the leased space for its main office in New York, New York that commenced on July 26, 2019 and ended on September 29, 2025. There was a free base rental period for the first four and a half months commencing on July 26, 2019. Following the expiration of the free base rental period, the monthly base sublease income was $102 per month until September 29, 2025. Sublease income is recorded net with the total operating lease costs in General and administrative expenses in the Consolidated Statements of Operations. There was $918, $1,223 and $1,223 of sublease income recorded during each of the years ended December 31, 2025, 2024 and 2023, respectively.

There was $1,443, $1,669 and $1,721 of operating lease costs recorded during the years ended December 31, 2025, 2024 and 2023, respectively, which was recorded in General and administrative expenses in the Consolidated Statements of Operations.

Supplemental Consolidated Balance Sheet information related to the Company's operating leases as of December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Operating Lease:		
Operating lease right-of-use assets	$ 5,251	$ 6,358
Current operating lease liabilities	$ —	$ 1,503
Long-term operating lease liabilities	5,539	5,539
Total operating lease liabilities	$ 5,539	$ 7,042
Weighted average remaining lease term (years)	10.59	10.11
Weighted average discount rate	5.52 %	5.45 %

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

	December 31, 2025
2026	$ —
2027	277
2028	836
2029	836
2030	836
Thereafter	4,946
Total lease payments	7,731
Less imputed interest	(2,192)
Present value of lease liabilities	$ 5,539

Consolidated Cash Flow information related to leases are as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,840	$ 2,453	$ 2,378
Right-of-use assets obtained in exchange for new operating lease liabilities	—	5,168	—

The Company charters in third-party vessels and the Company is the lessee in these agreements under ASC 842. The Company has elected the practical expedient under ASC 842 to not recognize right-of-use assets and lease liabilities for short-term leases. During the years ended December 31, 2025, 2024 and 2023, all charter-in agreements for third-party vessels were less than twelve months and considered short-term leases. Refer to Note 2 — Summary of Significant Accounting Policies for the charter hire expenses recorded during the years ended December 31, 2025, 2024 and 2023, for these charter-in agreements.

16 - SAVINGS PLAN

In August 2005, the Company established a 401(k) plan that is available to U.S. based full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415. Any matching contribution the Company makes vests immediately. For the years ended December 31, 2025, 2024 and 2023, the Company's matching contributions to this plan were $733, $669 and $650, respectively.

17 - STOCK-BASED COMPENSATION

2015 Equity Incentive Plan

On June 26, 2015, the Company's Board of Directors approved the 2015 Equity Incentive Plan for awards with respect to an aggregate of 400,000 shares of common stock (the "2015 Plan"). Under the 2015 Plan, the Company's Board of Directors, the Compensation Committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to the Company's officers, directors, employees, and consultants. Awards may consist of stock options, stock appreciation rights, dividend equivalent rights, restricted (nonvested) stock, restricted stock units, and unrestricted stock.

On March 23, 2017, the Board of Directors approved an amendment and restatement of the 2015 Plan. This amendment and restatement increased the number of shares available for awards under the plan from 400,000 to 2,750,000, subject to shareholder approval; set the annual limit for awards to non-employee directors and other individuals as 500,000 and 1,000,000 shares, respectively; and modified the change in control definition. The Company's shareholders approved the increase in the number of shares at the Company's 2017 Annual Meeting of Shareholders on May 17, 2017.

On March 19, 2021, the Board of Directors approved an amendment and restatement of the 2015 Equity Incentive Plan (the "Amended 2015 Plan"). This amendment and restatement increased the number of shares available for awards under the plan from 2,750,000 to 4,750,000, subject to shareholder approval. The Company's shareholders approved the increase in the number of shares at the Company's 2021 Annual Meeting of Shareholders on May 13, 2021.

As of December 31, 2025, the Company has awarded restricted stock units, performance-based restricted stock units, restricted stock and stock options under the Amended 2015 Plan.

Stock Options

The Company has issued options to purchase the Company's shares of common stock to certain individuals. For the years ended December 31, 2025, 2024 and 2023, the Company recognized amortization expense of the fair value of its stock options, which is included in General and administrative expenses, as follows:

	For the Years Ended December 31,		
	2025	2024	2023
General and administrative expenses	$ —	$ 6	$ 83

There was no remaining unamortized stock-based compensation as of December 31, 2025.

The following table summarizes the stock option activity for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,								
	2025			2024			2023		
	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding as of January 1,	302,945	7.91	2.76	368,190	7.93	2.82	415,227	$ 7.91	$ 2.78
Granted	—	—	—	—	—	—	—	—	—
Exercised	(231,483)	7.30	2.27	(65,245)	8.03	3.09	(47,037)	7.70	2.53
Forfeited	—	—	—	—	—	—	—	—	—
Outstanding as of December 31,	71,462	$ 9.91	$ 4.33	302,945	$ 7.91	$ 2.76	368,190	$ 7.93	$ 2.82
Exercisable as of December 31,	71,462	$ 9.91	$ 4.33	302,945	$ 7.91	$ 2.76	337,654	$ 7.76	$ 2.68

The following table summarizes certain information about the options outstanding as of December 31, 2025:

	Options Outstanding and Unvested, December 31, 2025			Options Outstanding and Exercisable, December 31, 2025		
Weighted Average		Weighted	Weighted Average		Weighted	Weighted Average

Exercise Price of Outstanding Options	Number of Options	Average Exercise Price	Remaining Contractual Life	Number of Options	Average Exercise Price	Remaining Contractual Life
$ 9.91	—	$ —	—	71,462	$ 9.91	1.15

As of December 31, 2025 and 2024, a total of 71,462 and 302,945 stock options were outstanding, respectively.

Restricted Stock Units

The Company has granted restricted stock units ("RSUs") to certain members of the Board of Directors and certain executives and employees of the Company, which represent the right to receive a share of common stock, or in the sole discretion of the Company's Compensation Committee, the value of a share of common stock on the date that the RSU vests. As of December 31, 2025 and 2024, 1,330,383 and 980,966 shares of the Company's common stock were outstanding in respect of the RSUs, respectively. Such shares will only be issued in respect of vested RSUs issued to directors when the director's service with the Company as a director terminates. Such shares of common stock will only be issued to executives and employees when their RSUs vest under the terms of their grant agreements and the Amended 2015 Plan described above.

The RSUs that have been issued to certain members of the Board of Directors generally vest on the date of the annual shareholders meeting of the Company following the date of the grant. In lieu of cash dividends issued for vested and nonvested shares held by certain members of the Board of Directors, the Company will grant additional vested and nonvested RSUs, respectively, which are calculated by dividing the amount of the dividend by the closing price per share of the Company's common stock on the dividend payment date and will have the same terms as other RSUs issued to members of the Board of Directors. The RSUs that have been issued to other individuals vest in equal installments on each of the anniversaries of the determined vesting date, over the three or five year vesting periods, as applicable.

The table below summarizes the Company's unvested RSUs for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,					
	2025		2024		2023	
	Number of RSUs	Weighted Average Grant Date Price	Number of RSUs	Weighted Average Grant Date Price	Number of RSUs	Weighted Average Grant Date Price
Outstanding as of January 1,	554,686	$ 17.65	563,705	$ 16.47	641,972	$ 15.74
Granted	349,464	14.73	235,109	18.84	214,497	16.26
Vested	(267,300)	17.80	(244,128)	16.07	(243,442)	14.36
Forfeited	(1,966)	16.96	—	—	(49,322)	16.42
Outstanding as of December 31,	634,884	$ 15.98	554,686	$ 17.65	563,705	$ 16.47

The total fair value of the RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $3,830, $4,930 and $4,260, respectively. The total fair value is calculated as the number of shares vested during the period multiplied by the fair value on the vesting date.

The following table summarizes certain information of the RSUs unvested and vested as of December 31, 2025:

	Unvested RSUs December 31, 2025			Vested RSUs December 31, 2025	
Number of RSUs	Weighted Average Grant Date Price	Weighted Average Remaining Contractual Life	Number of RSUs	Weighted Average Grant Date Price	
634,884	$ 15.98	0.88	280,702	$ 13.87	

The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2025, unrecognized compensation cost of $3,201 related to RSUs will be recognized over a weighted-average period of 0.88 years.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized nonvested stock amortization expense for the RSUs, which is included in General and administrative expenses as follows:

	For the Years Ended December 31,		
	2025	2024	2023
General and administrative expenses	$ 5,092	$ 4,637	$ 5,050

Performance-Based Restricted Stock Units

The Company has granted performance-based restricted stock units ("PRSUs") under the 2015 Plan to certain employees of the Company, some of which are contingent upon the Company's relative total shareholder return ("TSR") and some of which are contingent upon the Company's return on invested capital ("ROIC") for a three-year performance period ending December 31, 2025 and December 31, 2026.

The TSR is calculated based on the Company's total shareholder return compared to that of certain peer companies specified in the award agreements over the performance period and is calculated based on the change in the average daily closing stock price over a 20 trading-day period from the beginning to the end of the performance period, including reinvested dividends. The total quantity of PRSUs eligible to vest under these awards range from zero to 200% of the target based on actual relative TSR performance during the performance period. The grant date fair value of the TSR awards was estimated using a Monte Carlo simulation model. Compensation for these awards, which are subject to market conditions, is being amortized over the service period.

The grant date fair value of the ROIC awards was estimated using the closing share price of the Company's stock on the date of grant. The total quantity of PRSUs eligible to vest under these awards range from zero to 200% of the target based on actual ROIC performance during the performance period. As such ROIC awards are subject to performance conditions and compensation cost is recognized over the service period based on the amounts of awards that the Company believes is probable that will vest, net of anticipated forfeitures. To the extent the Company's estimate changes, the Company will recognize a cumulative catch up in subsequent reporting periods.

The table below summarizes the Company's unvested PRSUs for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,					
	2025		2024		2023	
	Number of PRSUs	Weighted Average Grant Date Price	Number of PRSUs	Weighted Average Grant Date Price	Number of PRSUs	Weighted Average Grant Date Price
Outstanding as of January 1,	178,903	$ 20.45	79,838	$ 18.97	—	$ —

Granted	145,792	17.01	99,065	21.64	79,838	18.97
Adjusted for performance results (a)	(5,193)	18.97	—	—	—	—
Vested	(74,645)	18.97	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding as of December 31,	244,857 $ 18.88		178,903 $ 20.45		79,838 $ 18.97	

(a) Represents the adjustment to previously granted PRSUs for performance results.

The total fair value of the PRSUs that vested during the year ended December 31, 2025 was $1,745. No PRSUs vested during the years ended December 31, 2024 and 2023.

The PRSUs, if earned, will ordinarily vest during the first quarter after the three-year performance period and the recipient will receive a share of common stock for each earned PRSU. If 100% of the target metric is achieved, the recipient will earn 100% of the target amount of the PRSUs originally granted. However, based on actual performance, the number of PRSUs earned will change based on the ranges described above. As of December 31, 2025, unrecognized compensation cost of $2,475 related to PRSUs will be recognized over a weighted-average period of 1.60 years.

Significant inputs used in the estimation of the fair value of these awards granted during the years ended December 31, 2025, 2024 and 2023 are as follows:

Significant Input	2025	2024	2023
Closing share price of our common stock	$14.85	$18.17	$16.20
Risk-free rate of return	4.24%	4.35%	3.84%
Expected volatility of our common stock	38.99%	48.34%	54.47%
Holding period discount	0%	0%	0%
Simulation term (in years)	2.86	2.86	2.71
Range of target	0% to 200%	0% to 200%	0% to 200%

For the years ended December 31, 2025, 2024 and 2023, the Company recognized nonvested stock amortization expense for the PRSUs, which is included in General and administrative expenses as follows:

	For the years ended December 31,		
	2025	2024	2023
General and administrative expenses	$ 1,954	$ 1,207	$ 397

18 - LEGAL PROCEEDINGS

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

19 - SUBSEQUENT EVENTS

On February 13, 2026, the Company's Board of Directors approved an Employee Retention Plan (the "Plan") to enhance the Company's severance arrangements in order to support business stability, retain talent, and ensure that such talent can remain focused on driving long-term shareholder returns. The severance payments and other benefits provided under the Plan are subject to a "double trigger" requirement, meaning that they would only become available upon a qualifying termination, which includes a participant's involuntary termination of employment with Cause or resignation for Good Reason, as defined in the Plan, within a two-year period following a Change in Control.

On February 16, 2026, the Company's Board of Directors awarded grants of 210,826 RSUs to certain individuals under the 2015 Plan. The awards generally vest ratably on each of the three year anniversaries of February 23, 2026. Additionally, on February 16, 2026, the Company's Board of Directors awarded grants of 118,596 PRSUs to certain individuals for a three-year performance period ending December 31, 2028. The PRSUs, if earned, will vest during the first quarter of 2029.

On February 17, 2026, the Company announced a regular quarterly dividend of $0.50 per share to be paid on or about March 18, 2026, to shareholders of record as of March 11, 2026. The aggregate amount of the dividend is expected to be approximately $22.2 million, which the Company anticipates will be funded from cash on hand at the time the payment is to be made.

During February 2026, the Company has elected to utilize $80,000 under the $300,000 accordion feature in the $600 Million Revolver which will increase the Company's borrowing capacity from $600,000 to $680,000. The increased borrowing capacity will be available upon the expected delivery of the two Newcastlemax vessels that we have agreed to acquire, which are expected to be delivered during March 2026.

MARKET INFORMATION, HOLDERS AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK."

As of February 18, 2026, there were approximately 12 holders of record of our common stock.

Our quarterly dividend policy is based on a formulaic approach. Our quarterly dividend policy and declaration and payment of dividends are subject to legally available funds, compliance with applicable laws and contractual obligations (including our credit facility) and our Board's determination that each declaration and payment is at that time in the best interests of the Company and its shareholders after its review of our financial performance.

For a discussion of restrictions applicable to our payment of dividends as well as the formula for calculating the quarterly dividends, please see "Liquidity and Capital Resources—Dividends" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation" above.

PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index, and a peer group. The peer group consists of Star Bulk Carriers Corp., Diana Shipping Inc., Safe Bulkers, Inc., Pacific Basin Shipping Limited, Pangaea Logistics Solutions Ltd., Seanergy Maritime Holdings Corp. and Thorensen Thai Agencies Plc. Belships ASA and Golden Ocean Group Limited, which were previously included in the peer group, have been excluded from the peer group for all periods because they have ceased to be publicly traded companies. The comparison assumes a $100 investment on December 31, 2020. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



Total Return Performance

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
GNK	$100.00	$221.79	$247.10	$282.78	$257.69	$358.49
S&P 500	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
Peer Group	$100.00	$228.56	$251.16	$289.89	$219.34	$288.10

Executive Team

John C. Wobensmith
Chairman of the Board, Chief Executive Officer and President

Peter Allen
Chief Financial Officer

Joseph Adamo
Chief Accounting Officer, Treasurer, and Controller

Jesper Christensen
Chief Commercial Officer

Board of Directors

John C. Wobensmith
Chairman of the Board, Chief Executive Officer and President
Genco Shipping & Trading Limited

Paramita Das[1][4]
Director
Coeur Mining, Inc. and Toromont Industries Ltd.

Kathleen C. Haines[1][3]
Principal
Holbridge Capital Advisors

Basil G. Mavroleon[1][2][3]
Managing Director
WeberSeas (Hellas) S.A.

Karin Y. Orsel[2][4]
Chief Executive Officer
MF Shipping Group

Arthur L. Regan[2][3][4]
Chief Executive Officer
Energos Infrastructure

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee
(4) ESG Committee

Corporate Offices

Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing
Genco Shipping & Trading Limited's common stock is traded on The New York Stock Exchange under the symbol GNK.

Transfer Agent
Computershare Inc.
480 Washington Boulevard, 29th Floor
Jersey City, NJ 07310-1900
Tel: (800) 851.9677

TTD for Hearing Impaired:
(800) 231.5469

Foreign Shareowners:
(201) 680.6610

TDD Foreign Shareowners:
(201) 680.6578

Legal Counsel

Herbert Smith Freehills Kramer (US) LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
Tel: (212) 492-4000

Investor Relations Contact
Peter Allen
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this annual report are the following: (i) declines or sustained weakness in demand in the drybulk shipping industry; (ii) weakness or declines in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance, general and administrative expenses, and management expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) military actions, terrorism, or piracy, including without limitation the ongoing war in Iran and Ukraine, the Israel-Hamas war, attacks on vessels in the Red Sea, and other conflicts in the Middle East and Venezuela; (x) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the Company's acquisition or disposition of vessels; (xii) the amount of offhire time needed to complete maintenance, repairs, and installation of equipment to comply with applicable regulations on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims, including offhire days; (xiii) the completion of definitive documentation with respect to charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; (xv) the extent to which our operating results are affected by weakness in market conditions and freight and charter rates; (xvi) our ability to maintain contracts that are critical to our operation, to obtain and maintain acceptable terms with our vendors, customers and service providers and to retain key executives, managers and employees; (xvii) completion of documentation for vessel transactions and the performance of the terms thereof by buyers or sellers of vessels and us; (xviii) the relative cost and availability of low sulfur and high sulfur fuel, worldwide compliance with sulfur emissions regulations that took effect on January 1, 2020 and our ability to realize the economic benefits or recover the cost of the scrubbers we have installed; (xix) our financial results for the year ending December 31, 2025 and other factors relating to determination of the tax treatment of dividends we have declared; (xx) the financial results we achieve for each quarter that apply to the formula under our dividend policy, including without limitation the actual amounts earned by our vessels and the amounts of various expenses we incur, as a significant decrease in such earnings or a significant increase in such expenses may affect our ability to carry out our new value strategy; (xxi) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; (xxii) outbreaks of disease such as the COVID-19 pandemic; (xxiii) trade conflicts, the imposition or modification of port fees, tariffs and other import restrictions, and the effectiveness and cost of any measures the Company may adopt to avoid or mitigate the impact of the foregoing; and (xxiv) other factors listed from time to time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

